UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

REBORN COFFEE, INC.
(Exact name of Registrant as specified in its charter)
Commission File Number: 24R-00512

Delaware	47-4752305
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

580 N. Berry Street
Brea, CA 92821	92821
(Address of principal executive office)	(Zip Code)

(714) 784-6369

(Registrant’s telephone number, including area code)

Common stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

i

Item 1. BUSINESS

Our Company

Reborn Coffee is focused on serving high quality, specialty-roasted coffee at retail locations, kiosks and cafes. We are an innovative company that strives for constant improvement in the coffee experience through exploration of new technology and premier service, guided by traditional brewing techniques. We believe Reborn differentiates itself from other coffee roasters through its innovative techniques, including sourcing, washing, roasting, and brewing our coffee beans with a balance of precision and craft.

The source of coffee is pinnacle to specialty coffee. The coffee industry has gone through various phases including the first, second, third and fourth wave. In the first and second waves of coffee, the single-origin source and type of the coffee is not necessarily in the forefront during the sourcing process. As such, much of the coffee may be a blend with various sources and a mix of Robusta and Arabica coffee beans. The third wave of coffee focuses on a single-origin source and one variety of coffee bean (specifically Arabica beans). Single-origin beans can focus on specific countries and can also have hyper-focused on specific regions in the third wave of coffee, such as Coban in Guatemala. Arabica beans are considered premier due to the specific requirements for growth and the high-quality flavor they produce. Arabica coffee is required to be grown in higher, cooler elevations in regions.

Differentiated from other coffee companies, the Reborn Wash Process is the key to creating the clean flavor of our coffee. Our Wash Process is distinguished by the use of magnetized water to wash our green coffee beans when they arrive at the Reborn facility, in order to extract impurities and enhance hydration before the roasting process. Magnetizing water is a process that converts the particles of water, which can naturally appear in various sizes, into evenly sized particles. As a result of this process, we believe that the water increases its hydration and ability to absorb into organic material. Our water is created through a water magnetizing device in which water is flowed through the device and magnetizes the water on-site immediately prior to use.

After the wash, we roast our washed-green beans based on the profile of each single-origin. After the coffee beans are roasted, they are then packaged into various products such as whole bean coffee, pour over packs, and cold brew packs. Additionally, whole bean inventory is also supplied to retail locations, kiosk and cafes. A portion of the roasted coffee is also allotted to create our award-winning cold brew concentrate. Our cold brew production is created using a proprietary percolation technique, also using magnetized water at each step to enhance the flavor of the cold brew.

We continually innovate in the way we serve coffee. At our cafes, we serve customers our award-winning coffee through cold brew taps in addition to freshly ground coffee beans in espresso-made drinks. Other brew methods, such as an in-house pour over and drip coffee, are also available.

In 2015 Jay Kim, our Chief Executive Officer, founded Reborn Coffee. Mr. Kim and his team launched Reborn Coffee with the vision of using the finest pure ingredients and pristine water. We serve customers through our retail store locations in California: Brea, La Crescenta, Glendale, Corona Del Mar, Arcadia, Laguna Woods, Riverside, San Francisco and Manhattan Beach, with Huntington Beach in development. Additionally, we expect to begin franchising in 2022 and expect to continue to develop additional retail locations as we expand outside of California. We estimate that the average development cost of a company-owned retail location is approximately $150,000. We acknowledge that we have not yet signed any franchise agreements and that such number of franchise locations is purely speculative. As evidence of our success, we received 1st place traditional still in “America’s Best Cold Brew” competition by Coffee Fest in 2017 in Portland and 2018 in Los Angeles.

As of December 31, 2021, all of our 7 locations were company-owned. As of the date of this report, we have opened 2 new company-owned retail locations and expect to open a third one, which is currently under development, by 2022 year-end. Our retail locations generated AUV of approximately $445,000 and $316,000 in 2021 and 2020, respectively.

In 2021, we generated approximately $2.3 million of revenue, $2.6 milllion of loss from operations, an operating margin of -112.4%, $3.4 million of net loss, and approximately -$2.4 million of Adjusted EBITDA, a non-GAAP financial measure, resulting in an Adjusted EBITDA margin, a non-GAAP financial measure, of -104.8%. In 2020, we generated approximately $793,000 of revenue, $1.1 million loss from operations, an operating margin of =+-133.2%, $1.1 million of net loss, and approximately -$915,000 of Adjusted EBITDA, a non-GAAP financial measure, resulting in an Adjusted EBITDA margin, a non-GAAP financial measure, of -115.3%.

The Experience, Reborn

As leading pioneers of the emerging “Fourth Wave” movement, Reborn Coffee is redefining specialty coffee as an experience that demands much more than premium quality. We consider ourselves leaders of the “fourth wave” coffee movement because we are constantly developing our bean processing methods, researching design concepts, and reinventing new ways of drinking coffee. For instance, the current transition from the K-Cup trend to the pour over drip concept allowed us to reinvent the way people consume coffee, by merging convenience and quality. We took the pour over drip concept and made it available and affordable to the public through our Reborn Coffee Pour Over packs. Our Pour Over Packs allow our consumers to consume our specialty coffee outdoors and on-the-go.

Our success in innovating within the “fourth wave” coffee movement is measured by our success in B2B sales with our introduction of Reborn Coffee Pour Over Packs to hotels. With the introduction of our Pour Over Packs to major hotels (including one hotel company with 7 locations), our B2B sales increased as these companies recognized the convenience and functionality our Pour Over Packs serve to their customers.

Reborn Coffee’s continuous Research and Development is essential to developing new parameters in the production of new blends. Our 1st place position in “America’s Best Cold Brew” competition by Coffee Fest in 2017 in Portland and 2018 in Los Angeles is a testament to the way we believe we lead the “fourth wave” movement by example.

Centered around its core values of service, trust, and well-being, Reborn Coffee delivers an appreciation of coffee as both a science and an art. Developing innovative processes such as washing green coffee beans with magnetized water, we challenge traditional preparation methods by focusing on the relationship between water chemistry, health, and flavor profile. Leading research studies, testing brewing equipment, and refining roasting/brewing methods to a specific, Reborn Coffee proactively distinguishes exceptional quality from good quality by starting at the foundation and paying attention to the details. Our mission places an equal emphasis on humanizing the coffee experience, delivering a fresh take on “farm-to-table” by sourcing internationally. In this way, Reborn Coffee creates opportunities to develop transparency by paying homage to origin stories and spark new conversations by building cross-cultural communities united by a passion for the finest coffee.

Through a broad product offering, Reborn Coffee provides customers with a wide variety of beverages and coffee options. As a result, we believe our versatility offers an experience that caters to customers’ needs ‒ whether they seek to consume our quality coffee in our inviting store atmospheres which are designed for comfort, on the go through our pour over packs, or at home with our whole bean ground coffee bags. We believe that the retail coffee market in the United States is large and growing. According to IBIS, in 2021, the retail market for coffee in the United States is expected to be $46.2 billion. This is expected to grow due to a shift in consumer preferences to premium coffee, including specialized blends, espresso-based beverages, and cold brew options. Reborn aims to capture a growing portion of the market as we expand and increase consumer awareness of our brand.

Branding

Reborn Coffee focuses on two key features in our branding, including “Introducing the Fourth Wave” and “America’s Best Cold Brew.” These phrases encapsulate the quality of the Reborn Process of sourcing, washing, roasting, and brewing coffee and the quality of the product that we create.

The Reborn brand is essential to our marketing strategy, as it allows us to stand out compared to our competitors. The products aim to make customers feel “reborn” after drinking a cup of coffee.

Our Menu and Products

We purchase and roast high-quality coffees that we sell, along with handcrafted coffee, tea and other beverages and a variety of high-quality food items. We believe in offering customers the same great taste and quality whether served in store or on the go. We also partner with third-party importers and exporters to purchase and import our green coffee beans. Through these relationships, we source high-quality coffee beans from across the globe, including Mexico, Ethiopia, Colombia, Guatemala, Brazil, and Honduras.

Our Retail Locations

Reborn Coffee is built upon superior customer service, convenience and a modern experience as well as safe, clean and well-maintained stores that reflect the personalities of the communities in which they operate, thereby building a high degree of customer loyalty. Our strategy for expanding our retail business is to increase our category share in an aggressive manner, by opening additional stores in new and existing markets, as well as increasing sales in existing stores. Store growth in specific existing markets will vary due to many factors, including expected financial returns, the maturity of the market, economic conditions, consumer behavior and local business practices. Our retail locations, kiosks and cafes place a premium on customer convenience without sacrificing the personal experience.

We estimate that the average development cost of a company-owned retail location is $150,000. All costs and expenses associated with a franchise store location development are borne by the franchisees. Our new retail locations are typically 800 to 1,500 square feet and are located in shopping plazas in upscale areas. We strategically position our new locations in areas where large-chain coffee locations have moved out, creating an opportunity for us to remodel a purpose-built coffee retail store. In this way, we are able to open quickly in high traffic areas with established local demand for coffee, ensuring a customer base we can convert into Reborn Coffee customers by offering a specialty coffee experience that wasn’t previously available. Our locations feature patios, contemporary design, and inviting atmospheres for socialization, study, and work. Our retail locations generated AUV of approximately $445,000 and $316,000 in 2021 and 2020, respectively. As we expand our retail footprint and improve customer awareness, we expect our AUV to grow.

Franchise Operations

In December 2020, the Company formed Reborn Coffee Franchise, LLC in the State of California in order to begin franchising Reborn Coffee retail locations. The Company plans to charge franchisees (of which, as of the date of this report, we have none) a non-refundable franchise fee and certain marketing and royalty fees based on gross sales, however we presently have no contractual commitments or other agreements to do so. We expect to begin franchise sales in the latter part of 2022. We believe that our team’s prior experience building a large, global foodservice business will allow us to scale our anticipated franchise operations. In addition, we have formed a franchise council consisting of a team of franchise experts to advise us. We plan to expand beyond California to additional states to create a national and global presence.

Expanding Sales Channels

Today, we sell a variety of our coffee and tea products through the enterprise, or commercial, channel, which we refer to as “B2B”, as well as direct-to-consumer via our website. We expect to increase our channel presence by increasing the availability of Reborn Coffee in businesses and enterprises, and expand upon the partnerships we have in place with hotel operators to increase the use and brand awareness in hospitality. We also expect to grow our online sales through new partnerships with third-party retailers. Our products are available in various form factors, such as whole bean roasted coffee bags, single-serve drip bags, and pour over packs. We are exploring partnerships with grocery operators and foodservice providers to expand the Reborn Coffee brand.

Our Growth

We believe Reborn Coffee is in the early stages of rapid growth as we strategically expand our footprint in existing markets and enter new markets.

We estimate that the average development cost of a company-owned retail location is $150,000. All costs and expenses associated with a franchise store location development are borne by the franchisees. In the future, Reborn Coffee plans to expand across the country with new retail locations to share the quality of our specialty coffee. Reborn Coffee aims also to engage in the sales of franchisees (of which, as of the date of this report, we have none) to propel a new innovated wave in the coffee industry called “The Fourth Wave.” Reborn Coffee will continue to innovate in the coffee industry by making the industry more personal to our consumers and employees. This goal will be achieved through the continued innovation in our products, sourcing directly from farms, and giving customers choices in how their coffee is served to them. As Reborn Coffee expands, we hope to show the world that expanding in volume and size does not diminish the quality and personal element that is instilled in the coffee industry.

We believe our brand experience will enable our strong growth and financial performance, such as:

●	Revenue grew from $0.8 million in 2020, to $2.3 million in 2021.

●	We continue to accelerate the pace of new “company-owned” (i.e., directly owned by Reborn) stores openings.

Specialty Beverages with a Focus on Innovation

Since our founding, we have focused on delivering

●	Quality. Reborn Coffee sources the highest quality whole beans globally. We meet with coffee farmers, test coffee bean samples, and roast the beans in our headquarters in Southern California.

●	Service. Reborn Coffee provides the highest quality service to our customers. We pride ourselves on training our baristas and improving their knowledge of the art of coffee, which in turn allows us to deliver outstanding products and service to our customers.

●	Innovation. Reborn Coffee is a leader in the “Fourth Wave” premium coffee movement. We introduced our premium pour over pack coffee in 2017 and continue to innovate, recently introducing our unique cold brew system into our retail stores.

Experienced Leadership Team

Our relentless commitment to excellence is driven by our passionate management team under the leadership of Founder and Chief Executive Officer Jay Kim. Jay launched Reborn Coffee with the vision to provide the best coffee using the purest ingredients. Jay is focused on the expansion of Reborn and he has surrounded himself with leaders with direct experience in beverage and retail. Stephan Kim, our Chief Financial Officer, has almost 20 years of experience in professional accounting and tax consulting services. Other members of our executive leadership team bring high growth, franchise and sector expertise.

Our Commitment to Team

Reborn Coffee believes in mentoring the developing the next generation of premium coffee baristas. Through our in-depth training, we aim to train dedicated employees who understand the science and art behind every cup of coffee. We also expect to form a training school specializing in creating passionate baristas and coffee connoisseurs, by educating its students about coffee processes and preparation methods. The efforts for the training school are underway and we expect to launch the program in 2022.

Our Highly Engaged Customers

Reborn Coffee customers are loyal to our brand due to our intense focus on premium coffee and customer service.

Community engagement is another essential element of Reborn Coffee’s in-person marketing strategy. Reborn hosts on-site engagements, such as event sponsorships, and engages with local Chambers of Commerce. Previously, we have worked with Lululemon to host yoga sessions outside of our retail locations, creatively engaging the community while simultaneously promoting Reborn as an active lifestyle. We have also hosted pop-up locations on the Facebook campus and participated in large-scale events such as the San Francisco Coffee Festival, further expanding our outreach and introducing our brand name to different communities. We further engage with the community by organizing our own latte art competitions, in which baristas can compete for prizes and customers in the audience can witness the competitive passion Reborn Coffee encompasses.

Digital Channels

Reborn Coffee focuses on many digital channels in its marketing strategy. Social media is an important leg that creates engagement and education of Reborn Coffee’s brand. Customers primarily engage the brand on Instagram, where we host giveaways, share new store openings, and promote seasonal menus. Through our unique, modern aesthetic and intense focus on high-quality coffee, we are able to share the quality and essence of Reborn Coffee on display inside of our retail locations with existing and future customers on social media platforms.

For both the in-store cafe channel and the e-commerce channel, SMS& email marketing are used for reengagement and communication of new products and offerings.

Digital advertising channels are also used, primarily to engage the online market audience. Google and Facebook are the primary paid ad channels that we currently utilize. Yelp advertising is also used to engage local customers and tourists who visit specific areas where Reborn Coffee retail locations are located.

In-Person Marketing Engagement

Engaging customers in-store with a marketing plan is essential for customer retention and new customer generation. Reborn Coffee’s customer loyalty program provides free drinks for every 10 drinks purchased. Additionally, store customers may participate in promotional deals, especially during the holidays and new item releases, to try new innovative items created in-house. We also offer coffee samples of our pour over packs as well as new beans to our retail location customers. The distribution of coffee samples has expanded customers’ knowledge of our products and, led to increased contributing to whole bean sales.

Reborn Coffee locations are located in heavily trafficked areas as well as popular malls. As such, the potential for marketing and branding is very high in these locations. Signage and promotional deals with giveaways are essential to attracting new customers.

Employees

As of December 31, 2021, we have 24 full time and 51 part-time employees, including officers and directors.

Real Estate and Development

Locations

As of December 31, 2021, we operated 7 company-owned retail locations across California. As of the date of this report, we have opened 2 new locations and expect to open a third one by 2022 year-end.

We believe there is an opportunity to significantly expand our store base in the United States to over 500 locations nationwide over the long-term. We have developed a disciplined approach to new location development, based on an analytical, research-driven method for site selection and a rigorous real estate review and approval process. By focusing on key demographic characteristics for new site selection, such as population density, climate and median population age, we expect to open locations with attractive returns.

Our Real Estate team prospects potential sites within the target trade zones to identify the best locations, including sites formerly occupied by large-chain coffee retailers. Once a new site is developed or re-developed, the location opening process kicks off preparation for a grand opening day. These openings are special celebrations that provide us the opportunity to introduce Reborn Coffee to new communities.

Sustainability

Part of giving back to our communities is supporting the environment. Reborn Coffee is focused on and preparing to commit to a series of initiatives to ensure our products, processes and locations are in line with, and moving toward, environmental best practices.

Operations

Quality and Safety

We are focused on maintaining a safe, healthy environment at each location through the careful training and supervision of personnel and by following rigorous quality standards.

Point-of-Sale Systems

We utilize third-party providers, including Square, for our point-of-sale and inventory management systems. We believe our existing systems can support our anticipated growth.

Corporate Enterprise Systems

We utilize various enterprise systems to help manage our operations, such as Xero (accounting and ERP system), ADP (HR and payroll system), and Bluecart (inventory management system). Many of these systems were recently upgraded to help support our future growth plans.

Properties

As of December 31, 2021, we had 7 company-owned retail locations across California, all of which are leased. As of the day of this filing, we have opened 2 new company-owned retail locations and expect to open a third one, which is currently under development, by 2022 year-end.

Intellectual Property

We own many registered trademarks and service marks in the United States and internationally, the most important of which might be our trademarked logo. Other important trademarks include “Reborn Coffee” word marks and our recognizable Reborn sign logo. We believe the Reborn name and the many distinctive marks associated with it are of significant value and are very important to our business. Accordingly, as a general policy, we pursue registration and monitor the use of our marks in the United States and challenge any unauthorized use.

We plan to license the use of our marks through franchise agreements, vendor agreements and licensing agreements. These agreements typically restrict third parties’ activities with respect to use of the marks and impose brand standards requirements. We require licensees to inform us of any potential infringement of the marks.

Regulatory

We are subject to extensive federal, state, and local government regulation, including those relating to, among others, public health and safety, zoning and fire codes, and franchising. Failure to obtain or retain licenses and registrations or exemptions would adversely affect the operation of our locations. Although we have not experienced and do not anticipate experiencing any significant problems obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits, registrations, exemptions or approvals could delay or prevent the opening of, or adversely impact the viability of, a location in a particular area. The development and construction of additional locations will be subject to compliance with the applicable zoning, land use and environmental regulations.

Our franchising activities are subject to the rules and regulations of the FTC and various state laws regulating the offer and sale of prospective franchises. The FTC’s franchise rules and various state laws require that we furnish a franchise disclosure document (“FDD”) containing certain financial information to prospective franchise partners in a number of states requiring registration of the FDD with state authorities. Substantive state laws that regulate the franchise or franchise relationship exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchise partner to designate sources of supply.

We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters such as minimum wage, overtime, employment tax rates, workers compensation rates, citizenship requirements, and other working conditions. A significant number of shop-level personnel are paid at rates related to the federal minimum wage. We are also subject to the Americans with Disabilities Act, which prohibits discrimination on the basis of a disability and public accommodations in employment, which may require us to design or modify our locations to make reasonable accommodations for disabled persons.

Environmental

We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning land use and environmental factors may in the future.

Legal Proceedings

In the future, the Company may be subject to various legal proceedings from time to time as part of its business. We are currently not involved in litigation that we believe will have a materially adverse effect on our financial condition or results of operations. As of December 31, 2021 and March 31, 2022, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self- regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision is expected to have a material adverse effect.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Form 1-K.

Business

Reborn Coffee is focused on serving high quality, specialty-roasted coffee at retail locations, kiosks and cafes. We are an innovative company that strives for constant improvement in the coffee experience through exploration of new technology and premier service, guided by traditional brewing techniques. We believe Reborn differentiates itself from other coffee roasters through its innovative techniques, including sourcing, washing, roasting, and brewing our coffee beans with a balance of precision and craft.

Founded in 2015 by Jay Kim, our Chief Executive Officer, Mr. Kim and his team launched Reborn Coffee with the vision of using the finest pure ingredients and pristine water. We currently serve customers through our retail store locations in California: Brea, La Crescenta, Glendale, Corona Del Mar, Arcadia, Laguna Woods, Riverside, San Francisco, and Manhattan Beach, with Huntington Beach in development. Additionally, we expect to begin franchising in 2022 and expect to continue to develop additional retail locations as we expand outside of California. We estimate that the average development cost of a company-owned retail location is approximately $150,000. We acknowledge that we have not yet signed any franchise agreements and that such number of franchise locations is purely speculative. Reborn Coffee continues to elevate the high-end coffee experience and we received 1st place traditional still in “America’s Best Cold Brew” competition by Coffee Fest in 2017 in Portland and 2018 in Los Angeles.

The Experience, Reborn

As leading pioneers of the emerging “Fourth Wave” movement, Reborn Coffee is redefining specialty coffee as an experience that demands much more than premium quality. We consider ourselves leaders of the “fourth wave” coffee movement because we are constantly developing our bean processing methods, researching design concepts, and reinventing new ways of drinking coffee. For instance, the current transition from the K-Cup trend to the pour over drip concept allowed us to reinvent the way people consume coffee, by merging convenience and quality. We took the pour over drip concept and made it available and affordable to the public through our Reborn Coffee Pour Over packs. Our Pour Over Packs allow our consumers to consume our specialty coffee outdoors and on-the-go.

Our success in innovating within the “fourth wave” coffee movement is measured by our success in B2B sales with our introduction of Reborn Coffee Pour Over Packs to hotels. With the introduction of our Pour Over Packs to major hotels (including one hotel company with 7 locations), our B2B sales increased as these companies recognized the convenience and functionality our Pour Over Packs serve to their customers.

Reborn Coffee’s continuous Research and Development is essential to developing new parameters in the production of new blends. Our 1st place position in “America’s Best Cold Brew” competition by Coffee Fest in 2017 in Portland and 2018 in Los Angeles is a testament to the way we believe we lead the “fourth wave” movement by example.

Centered around its core values of service, trust, and well-being, Reborn Coffee delivers an appreciation of coffee as both a science and an art. Developing innovative processes such as washing green coffee beans with magnetized water, we challenge traditional preparation methods by focusing on the relationship between water chemistry, health, and flavor profile. Leading research studies, testing brewing equipment, and refining roasting/brewing methods to a specific, Reborn Coffee proactively distinguishes exceptional quality from good quality by starting at the foundation and paying attention to the details. Our mission places an equal emphasis on humanizing the coffee experience, delivering a fresh take on “farm-to-table” by sourcing internationally. In this way, Reborn Coffee creates opportunities to develop transparency by paying homage to origin stories and spark new conversations by building cross-cultural communities united by a passion for the finest coffee.

Through a broad product offering, Reborn Coffee provides customers with a wide variety of beverages and coffee options. As a result, we believe we can capture share of any experience where customers seek to consume great beverages whether in our inviting store atmospheres which are designed for comfort, or on the go through our pour over packs, or at home with our whole bean ground coffee bags. We believe that the retail coffee market in the US is large and growing. According to IBIS, in 2021, the retail market for coffee in the United States is expected to be $46.2 billion. This is expected to grow due to a shift in consumer preferences to premium coffee, including specialized blends, espresso-based beverages, and cold brew options. Reborn aims to capture a growing portion of the market as we expand and increase consumer awareness of our brand.

Plan of Operation

We have a production and distribution center at our headquarters that we use to process and roast coffee for wholesale and retail distribution.

Currently, we have the following 9 retail coffee locations, and one in development (i.e., Huntington Beach, California):

●	La Floresta Shopping Village in Brea, California;

●	La Crescenta, California;

●	Glendale Galleria in Glendale, California;

●	Galleria at Tyler in Riverside, California;

●	Home Depot Center in Laguna Woods, California;

●	Stonestown Galleria in San Francisco, California;

●	Corona Del Mar, California;

●	Santa Anita Westfield Mall in Arcadia, California; and

●	Manhattan Village at Manhattan Beach, California.

Liquidity and Capital Resources

We have a history of operating losses and negative cash flow. We have incurred recurring net losses, including net losses from operations before income taxes of $3.4 million and $1.1 million in 2021 and 2020, respectively. We used $1.9 million and $0.9 million of cash for operating activities during 2021 and 2020, respectively.

To support our existing and planned business model, we will need to raise additional capital to fund our future operations. Currently, we have no written or oral communication from stockholders, directors or any officers to provide us any forms of cash advances, loans or sources of liquidity to meet our working capital needs or long-term or short-term financial needs.

Our cash needs will depend on numerous factors, including our revenues, completion of our product development activities, customer and market acceptance of our product, and our ability to reduce and control costs. We expect to devote substantial capital resources to, among other things, fund operations and continue development plans. For example, we estimate that the average development cost of a company-owned retail location is approximately $150,000. We acknowledge that we have not yet signed any franchise agreements and that such number of franchise locations is purely speculative. If we are unable to secure such additional financing, it will have a material adverse effect on our business and we may have to limit operations. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our stockholders and could result in a decrease in our stock price.

From June 4, 2021 to December 20, 2021, the Company generated $2,826,450 of proceeds from its Regulation A offering pursuant to a circular on Form 1-A (File No. 024-11518). The Company terminated making offers and sales pursuant to the Regulation A offering on December 20, 2021.

We have funded our operations primarily with proceeds from private offerings of our common stock and secured and unsecured debt instruments.

As of December 31, 2021, we had $905,061 in cash and cash equivalents. As of March 31, 2022, we had $183,191 in cash and cash equivalents, which we expect will be sufficient to carry on our operations for the next twelve months. If additional capital does not become available to us, we will be able to continue operations since we anticipate our monthly revenue of approximately $180,000 and monthly expenses of approximately $120,000 in the next few months. Thus with available cash on hand and positive cash flows from our current operations we believe we may be able to continue operations for twelve months. This expectation anticipates a necessary reduction in the increased level of administrative expenses we have experienced in the past, which have been a significant reason for historical losses and negative operating cash flow. These expenses have been incurred related to expansion plans and enhancing a corporate infrastructure in preparation for a public offering. Should capital not be available, it may become necessary to modify these efforts to restrict expenditures. There can be no assurance that such additional capital will be available.

Our history of operating losses and cash uses, our projections of the level of cash that will be required for our operations to reach profitability, the terms of the private placement transactions that we completed in the past, and any restricted availability of credit, may impair our ability to raise capital on terms that we consider reasonable and at the levels that we will require over the coming months. We cannot provide any assurances that we will be able to secure additional funding from public or private offerings on terms acceptable to us, if at all. If we are unable to obtain the requisite amount of financing needed to fund our planned operations, it would have a material adverse effect on our business and ability to continue as a going concern.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, purchase commitments and other contractual obligations. These transactions are recognized in our financial statements in accordance with GAAP.

Critical Accounting Policies

The preparation of financial statements requires management to utilize estimates and make judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. The estimates are evaluated by management on an ongoing basis, and the results of these evaluations form a basis for making decisions about the carrying value of assets and liabilities that are not readily apparent from other sources. Although actual results may differ from these estimates under different assumptions or conditions, management believes that the estimates used in the preparation of our financial statements are reasonable. The critical accounting policies affecting our financial reporting are summarized in Note 2 to the financial statements included elsewhere in this report.

Recent Accounting Pronouncements

We have determined that all other issued, but not yet effective accounting pronouncements are inapplicable or insignificant to us and once adopted are not expected to have a material impact on our financial position.

Impact of COVID-19

The COVID-19 pandemic and resulting disruptions including, without limitation, governmental lockdown mandates and restrictions, made 2020 a challenging year for businesses, particularly in the foodservice and restaurant industries. Reborn Coffee took immediate action to protect the health and safety of our employees and customers including the implementation of all operating protocols dictated by state and local guidelines and instituting strict health and safety practices. Fortunately, we did not experience any significant disruptions in our supply chain operations.

Despite efforts to ensure a safe consumer experience, we did experience repressed customer flow through periods when malls and shopping centers were restricted or closed entirely due to governmental lockdown mandates and restrictions. Our current retail locations are within popular shopping areas with anticipated regular customer traffic. Such closures or limitations and restrictions were at times mandated the government, and at other times due to natural customer uncertainties regarding the status of COVID-19. Such restrictions and uncertainties not only impacted anticipated revenues from current locations, but added additional risk to us related to the opening of new locations. Thus, the uncertainty regarding the scope and longevity of such restrictions modified our plans as to how quickly we could enact our expansion plans.

More specifically, COVID-19 has challenged our performance at our kiosk locations, though our cafe locations have improved in performance. Shopping mall restrictions and mandates during the pandemic made it difficult for our kiosks to operate at maximum performance, as indoor restrictions of shopping malls affected the way we had to operate business. For instance, we had to offer only to-go/pickup operations to operate while meeting regulations. We have learned how to move forward aggressively despite such regulations and mandates, doing what we can to serve the coffee we are so proud to serve, whether this means offering to-go orders only or working with delivery services.

In May 2020, the Company availed itself of a loan under the Paycheck Protection Program (PPP) administered by the U.S. Small Business Administration (SBA) in the amount of $115,000, and $500,000 under the SBA’s Economic Injury Disaster Loan assistance program, all of which is currently outstanding as of December 31, 2021, provided however that repayment was deferred to commence in May 2022. In February 2021, the Company secured a second PPP loan under this program in the amount of approximately $167,000. The Company was granted forgiveness for the initial PPP Loan prior to December 31, 2021 and expects to be granted forgiveness on the remainder subsequently.

In January 2022 we announced a price increase of our whole roasted beans by 15% on our website which we attribute to increases due to inflation in the cost of raw green coffee beans, the cost of shipping and supplies, and nationwide increases in labor costs-- factors that may or may not be attributable to the pandemic and/or the governmental policies and mandates that were implemented during and in the wake of COVID-19.  As of the date hereof and in January 2022 at the time of our price increase, inflation has not had a material effect on our results of operations since we have been able to offset such increased costs by increasing the price of our whole roasted beans by 15% in January 2022, through increased sales and growth in opening 2 new company-owned retail locations, better lease terms on such new company-owned retail locations, more efficient purchasing practices (e.g., volume purchase discounts), productivity improvements and greater economies of scale. Severe increases in inflation, however, could affect the global and U.S. economies and could have a materially adverse impact on our business, financial condition or results of operations.

We do not expect COVID-19 to affect our future operating results significantly, as we are confident that coffee is an essential product that people rely on and will always drink. We intend to meet all governmental business operation regulations and improve sales by whatever means necessary, utilizing resources such as food delivery services and to-go/pickup orders. However, the impact of COVID-19 continues to evolve, and we cannot easily predict the future potential impacts of the pandemic on our business or operations or on the United States or global economy in general. This may include any recurrence of the disease, actions taken in response to the evolving pandemic, any ongoing effects on consumer demand and spending patterns or other impacts of the pandemic. Whether these or other currently unanticipated consequences of the pandemic are reasonably likely to materially affect our results of operations, cash flows or financial condition is yet to be determined. For additional details regarding the impact of COVID-19 on our business, see “Risk Factors-Risks Related to Our Business-Pandemics or disease outbreaks such as the COVID-19 have had, and may continue to have, an effect on our business and results of operations.”

Key Performance Indicators and Non-GAAP Financial Measures

To evaluate our business effectively and make the best decisions for Reborn Coffee’s future, we focus on a variety of key performance indicators and financial measures. These measures include EBITDA and Adjusted EBITDA.

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and future prospects and allow for greater transparency with respect to important measures used by our management for financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance using a management view and because we believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

See our reconciliation of non-GAAP measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Shop-Level contribution margin under the Section herein entitled “Historical Consolidated Financial and Other Data”.

Average Unit Volumes (AUVs)

“Average Unit Volumes” or “AUVs” consist of the average annual sales of all locations that have been open for the entirety of the fiscal year presented. AUVs are calculated by dividing (x) annual sales for the fiscal year presented for all such locations by (y) the total number of locations in that base. This measurement allows management to assess changes in consumer spending patterns at our locations and the overall performance of our location base.

The following table shows the AUVs for the fiscal years for the fiscal years ended December 31, 2021 and 2020, respectively:

	Years ended December 31,
	2021	2020
Average Unit Volumes	$445,333	$316,493

Comparable Location Sales Growth

Measuring our comparable location sales growth allows us to evaluate the performance of our existing shop location base. We utilize the Average Unit Volume, or AUV, metric to measure this. Various factors impact comparable restaurant sales, including:

●	consumer recognition of our brand and our ability to respond to changing consumer preferences;

●	overall economic trends, particularly those related to consumer spending;

●	our ability to operate restaurants effectively and efficiently to meet consumer expectations;

●	pricing;

●	guest traffic;

●	per-guest spend and average check;

●	marketing and promotional efforts;

●	local competition; and

●	opening of new restaurants in the vicinity of existing locations.

The following table shows the comparable location sales growth for the fiscal years ended December 31, 2021 and December 31, 2020, respectively

	Years ended December 31,
	2021	2020

Comparable location AUV growth (%)	40.7%	27.1%
Comparable location base	2	2

Components of Our Results of Operations

Revenue

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The Company’s net revenue primarily consists of revenues from its retail locations and wholesale and online store. Accordingly, the Company recognizes revenue as follows:

●	Retail Store Revenue

Retail store revenues are recognized when payment is tendered at the point of sale. Retail store revenues are reported net of sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities. Sales taxes that are payable are recorded as accrued as other current liabilities. Retail store revenue makes up approximately 97% of the Company’s total revenue.

●	Wholesale and Online Revenue

Wholesale and online revenues are recognized when the products are delivered, and title passes to customers or to the wholesale distributors. When customers pick up products at the Company’s warehouse, or distributed to the wholesale distributors, the title passes, and revenue is recognized. Wholesale revenues make up approximately 3% of the Company’s total revenue.

●	Royalties and Other Fees

Franchise revenues consist of royalty fee and other franchise fees. Royalty fee is based on a percentage of franchisee’s weekly gross sales revenue at 5%. The Company recognizes the fee as the underlying sales occur. The Company recorded revenue from royalty of $0 for the year ended December 31, 2021. Other fees are earned as incurred and the Company did not have any other fee revenue for the year ended December 31, 2021.

Cost of Sales

Cost of sales includes costs associated with generating revenue within our company-owned retail locations and franchising operations (of which, as of the date of this filing, we had none).

Shipping and Handling Costs

The Company incurred freight out cost and is included in the Company’s cost of sale.

General and Administrative Expense

General and administrative expense includes store-related expense as well as the Company’s corporate headquarters’ expenses.

Advertising Expense

Advertising expense are expensed as incurred. Advertising expenses amounted to $82,351 and $73,282 for the years ended December 31, 2021 and 2020, respectively, and is recorded under general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations.

Pre-opening Costs

Pre-opening costs for new stores, which are not material, consist primarily of payroll and recruiting expense, training, marketing, rent, travel, and supplies, and are expensed as incurred depreciated over the shorter of the useful life of the improvement or the lease term, including renewal periods that are reasonably assured.

Results of Operations

Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020

The following table presents selected comparative results of operations from our audited financial statements for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020. Our financial results for these periods are not necessarily indicative of the financial results that we will achieve in future periods. Certain totals for the table below may not sum to 100% due to rounding.

	Year Ended December 31,		Increase / (Decrease)
	2021	2020	Dollars	Percentage
Net revenues:
Stores	$2,204,201	$759,644	$1,444,557	190.2%
Wholesale and online	75,871	33,444	42,427	126.9%
Total net revenues	2,280,072	793,088	1,486,984	187.5%
Operating costs and expenses:
Product, food and drink costs—stores	821,713	321,244	500,466	155.8%
Labor expenses	1,550,041	636,832	913,209	143.4%
Occupancy expenses—stores	552,069	256,016	296,053	115.6%
Utilities costs	69,674	29,612	40,062	135.3%
Cost of sales—wholesale and online	33,231	14,650	18,581	126.8%
Rent—corporate	97,824	97,824	-	0.0%
General and administrative	1,544,501	371,461	1,173,040	315.8%
Depreciation	174,696	121,905	52,791	43.3%
Total operating costs and expenses	4,843,749	1,849,544	2,994,205	162.3%
Loss from operations	(2,563,677)	(1,056,456)	(1,507,221)	142.7%
Other income (expense):

Economy injury disaster loan (EIDL) grant income	-	10,000	(10,000)	-100.0%
Paycheck protection program (PPP) loan forgiven income	115,000	-	115,000	N/A
Other income	7,631	-	7,631	N/A
Interest expense	(16,172)	(21,510)	5,338	-24.8%
Loss on extinguishment of debt	(982,383)	-	(982,383)	N/A
Total other expense	(875,924)	(11,510)	(864,414)	7,510.1%
Loss before income taxes	(3,439,601)	(1,067,966)	(2,371,635)	222.1%
Provision for income taxes	800	800	-	0.0%
Net loss	$(3,440,401)	$(1,068,766)	$(2,371,635)	221.9%

	Year Ended December 31,
	2021	2020
Net revenues:
Stores	96.7%	95.8%
Wholesale and online	3.3%	4.2%
Total net revenues	100.0%	100.0%
Operating costs and expenses:
Product, food and drink costs—stores	36.0%	40.5%
Labor expenses	68.0%	80.3%
Occupancy expenses—stores	24.2%	32.3%
Utilities costs	3.1%	3.7%
Cost of sales—wholesale and online	1.5%	1.8%
Rent—corporate	4.3%	12.3%
General and administrative	67.3%	46.8%
Depreciation	7.7%	15.4%
Total operating costs and expenses	212.4%	233.2%
Loss from operations	-112.4%	-133.2%
Other income (expense):
Economy injury disaster loan (EIDL) grant income	0.0%	1.3%
Paycheck protection program (PPP) loan forgiven income	5.0%	0.0%
Other income	0.3%	0.0%
Interest expense	-0.7%	-2.7%
Loss on extinguishment of debt	-43.0%	0.0%
Total other expense	-38.4%	-1.5%
Loss before income taxes	-150.9%	-134.7%
Provision for income taxes	0.0%	0.1%
Net loss	-150.9%	-134.8%

Revenues. Revenues were approximately $2.3 million for the year ended December 31, 2021 compared to $793,000 for the year ended December 31, 2020, representing an increase of $1.5 million, or 187.5%. The increase in sales for the year was primarily driven by the opening of the Corona Del Mar, Laguna Woods and Santa Anita locations during 2021, and to the continued focus on marketing efforts to grow brand recognition. The two locations that were open through all of 2021 each experienced significant sales increases for the year. AUV for these locations increased 40.7% for the year ended December 31, 2021 from prior year. The improvement can also partially be attributed to recovery from the effects of the lockdowns attributable to COVID-19 pandemic on our customer traffic and from the progression of our planned growth. The lockdowns attributable to COVID-19 have challenged our performance at our kiosk locations, though our cafe locations have improved in performance. Shopping mall restrictions and mandates attributable to COVID-19 made it difficult for our kiosks to operate at maximum performance, as such indoor restrictions of shopping malls affected the way we had to operate business. These effects were felt throughout most of 2020, but the lightening and/or removal of such restrictions in 2021 have allowed for a return to normal operations and towards improvement in sales results.

Product, food and drink costs. Product, food and drink costs were approximately $822,000 for the year ended December 31, 2021 compared to $321,000 for the year ended December 31, 2020, representing an increase of approximately $500,000, or 155.8%. The increase in costs for the year was partially driven by the opening of four new locations and the increase in sales for the year. As a percentage of revenues, product, food and drink costs decreased to 36.0% in the year ended December 31, 2021 compared to 40.5% in the year ended December 31, 2020. The decrease in costs as a percentage of sales was primarily driven by the seasonal fluctuations in the cost of ingredients and the efficiencies achieved through the experiences gained in the opening of incremental locations.

Labor. Labor and related costs were approximately $1.6 million for the year ended December 31, 2021 compared to $637,000 for the year ended December 31, 2020, representing an increase of approximately $913,000, or 143.4%. The increase in costs was largely driven by additional labor costs incurred with respect to the opening of four new locations. As a percentage of sales, labor and related costs decreased to 68.0% in the year ended December 31, 2021 compared to 80.3% in the comparable period in 2020. The decrease in costs as a percentage of sales was primarily driven by increased sales outpacing relatively fixed labor costs in previously established locations and efficiencies achieved through the experiences gained in the opening of incremental locations.

Occupancy expenses-stores. Occupancy expenses were approximately $552,000 for the year ended December 31, 2021 compared to $256,000 for the year ended December 31, 2020, representing an increase of approximately $296,000, or 115.6%. The increase was experienced primarily as the result of opening four new locations. As a percentage of sales, occupancy expenses decreased to 24.2% in the year ended December 31, 2021, compared to 32.3% for the comparable period in 2020, we believe the decrease in costs as a percentage of sales is due to increased sales for the period for previously established locations with relatively fixed rental expenditures.

General and administrative expenses. General and administrative expenses were approximately $1.5 million for the year ended December 31, 2021 compared to $371,000 for the year ended December 31, 2020, representing an increase of approximately $1.2 million, or 315.8%. This increase in general and administrative expenses was primarily due to the hiring of additional administrative employees, increases in professional services and corporate-level costs to support growth plans, the opening of four new restaurants, as well as costs associated with outside administrative, legal and professional fees and other general corporate expenses associated with conducting an underwritten public offering. A large portion of this increase is related to stock-based compensation, which amounted to $550,000 for 2021 compared to $0 for 2020.  As a percentage of sales, general and administrative expenses increased to 67.3% in the year ended December 31, 2021 from 46.8% in the comparable period in 2020, primarily due to the increased administrative expenditures as mentioned above.

Depreciation and amortization expenses. Depreciation and amortization expenses incurred were approximately $175,000 for the year ended December 31, 2021 compared to $122,000 for the year ended December 31, 2020, representing an increase of approximately $53,000, or 43.3%. The increase was primarily due to continued depreciation of equipment additions for locations in the current and prior year. As a percentage of sales, depreciation and amortization expenses decreased to 7.7% for the year ended December 31, 2021 compared to 15.4% for the comparable period in the prior year. The change is largely driven by the increase in sales from period to period.

Segment Performance

At the current time, the Company has only one reportable segment, consisting of both the wholesale and retail sales of coffee, water, and other beverages. The Company’s franchisor subsidiary was not material as of and for the three-month period ended March 31, 2022 or the year ended December 31, 2021 or since date of formation, December 17, 2020.

Income Tax Expense

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

As of December 31, 2020, the Company had available net operating loss carryovers of approximately $4,983,440. Per the Tax Cuts and Jobs Act (TCJA) implemented in 2018, the two-year carryback provision was removed and now allows for an indefinite carryforward period. The carryforwards are limited to 80% of each subsequent year's net income. As a result, net operating loss may be applied against future taxable income and expires at various dates subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and California and is subject to income tax examinations by federal tax authorities for tax year ended 2017 and later and subject to California authorities for tax year ended 2016 and later. The Company currently is not under examination by any tax authority. The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2021 and 2020, the Company has no accrued interest or penalties related to uncertain tax positions.

As of December 31, 2021, the Company had cumulative net operating loss carryforwards for federal tax purposes of approximately $8,423,041. In addition, the Company had state tax net operating loss carryforwards of approximately $8,423,041. The carryforwards may be applied against future taxable income and expires at various dates subject to certain limitations.

Liquidity and Capital Resources

	Year Ended December 31,
	2021	2020
Statement of Cash Flow Data:
Net cash used in operating activities	(1,949,820)	(884,927)
Net cash used in investing activities	(498,224)	(115,841)
Net cash provided by financing activities	3,224,527	1,129,336

Cash Flows Provided by Operating Activities

Net cash used in operating activities during the year ended December 31, 2021 was $1,949,820, which resulted from net loss of $3,440,401, non-cash charges of $174,696 for depreciation and $550,000 for stock compensation, noncash income of $115,000 from the forgiveness of PPP loans, noncash loss of 982,383 from extinguishment of debt, and net cash outflows of $91,447 from changes in operating assets and liabilities. The net cash outflows from changes in operating assets and liabilities were primarily the result of increases in inventories of $73,598 and other assets of $132,059 and a decrease in accounts payable of $27,571, partially offset by decreases in accounts receivable of $3,853 and increases of $137,898 in accrued liabilities. The increase in accrued liabilities was primarily due to the timing of cash payments for sales tax and operating lease liabilities.

Net cash used in operating activities during the year ended December 31, 2020 was $884,927, which resulted from net loss of $1,068,766, non-cash charges of $121,905 for depreciation, and net cash inflows of $61,934 from changes in operating assets and liabilities. The net loss was significantly higher for the period relative to prior periods as a result of closures and reduced customer traffic as a result of the pandemic. The net cash inflows from changes in operating assets and liabilities were primarily the result of increased accounts payable of $72,496 and a decrease of $16,606 in accounts receivable, partially offset by increases of $6,079 in inventories, an increase of $10,000 in prepaid expenses and a decrease of $11,088 in accrued liabilities. The increase in accounts payable was primarily due to the timing of cash payments.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the years ended December 31, 2021 and 2020 was $498,224 and $115,841, respectively. These expenditures in each period are primarily related to purchases of property and equipment in connection with current and future location openings and maintaining our existing locations.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities during the year ended December 31, 2021 was $3,224,527, primarily due to $1.0 million cash received through borrowings from banks and from pandemic relief funds available from government agencies and $2.7 million of proceeds from the sales of shares of common stock, offset by approximately $492,000 of repayments of borrowings.

Net cash provided by financing activities during the year ended December 31, 2020 was $1,129,336, primarily due to approximately $265,000 cash received through borrowings from banks and from pandemic relief funds available from government agencies and $1.4 million of proceeds from the sales of shares of common stock, offset by approximately $532,000 of repayments of borrowings.

As of March 31, 2022, the Company had total assets of $4,595,375. Our cash balance as of March 31, 2022 was $183,191. From inception (of Reborn Global in November 2014) to March 31, 2022, we have not had any positive operating cash flow. The Company raised an aggregate of approximately $5.1 million in equity capital from the sale of our commons stock, mostly to our officers and directors.

If capital does not become available to us, we will be able to continue operations since we anticipate our monthly revenue of approximately $180,000 and monthly expenses of approximately $120,000 in the next few months. Thus with available cash on hand and positive cash flows from our current operations we believe we may be able to continue operations for twelve months. This expectation anticipates a necessary reduction in the increased level of administrative expenses we have experienced in the past, which have been a significant reason for historical losses and negative operating cash flow. These expenses have been incurred related to expansion plans and enhancing a corporate infrastructure in preparation for a public offering. Should capital not be available, it may become necessary to modify these efforts to restrict expenditures. There can be no assurance that such additional capital will be available.

We believe our operational strategy which focuses on running a low overhead operation will avail us the ability to manage our current operational activities. We plan to use our working capital to attend investor conferences and tradeshows, participating in road shows to meet with potential investors, traveling to meet with investors and paying professional fees needed to comply with SEC regulations.

If we succeed in obtaining capital and opening additional cafes, we anticipate that sales at such places will generate sufficient cash flow to support our operations. Yet, there can be no assurance that such sales levels will be achieved. Therefore, we may require additional financing through loans and other arrangements, including the sale of additional equity. There can be no assurance that such additional financing will be available, or if available, can be obtained on satisfactory terms. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders, could be substantially diluted. In the event that we do not have sufficient capital to support our operations we may have to curtail our operations.

Credit Facilities

Loan with Fora Financial

In October 2019, the Company entered into a loan agreement with Fora Financial in the principal amount of $138,600 and remaining principal amount of $48,510. The loan payable has a maturity date on October 11, 2019. The loan was due on demand. As of March 31, 2022 and December 31, 2021, there was a balance outstanding of $0.

Loans with Square Capital

Between April and August 2021, the Company entered into loan agreements with Square Capital in the aggregate principal amount of approximately $268,000 with loan costs of $34,840. The loans have maturity dates ranging from September 2022 to February 2023. As of March 31, 2022 and December 31, 2021, there was a balance outstanding of approximately $40,000 and $122,000, respectively.

Economic Injury Disaster Loan

On May 16, 2020, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. As of March 31, 2022, the loan payable, Emergency Injury Disaster Loan noted above is not in default.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the Company borrowed an aggregate principal amount of the EIDL Loan of $500,000, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 16, 2021 (twelve months from the date of the SBA Loan) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Loan. In connection therewith, the Company also received a $10,000 grant, which does not have to be repaid. During the year ended December 31, 2020, $10,000 was recorded in Economy injury disaster loan (EIDL) grant income in the Statements of Operations. The schedule of payments on this loan was later deferred to commence 24 months from the date of loan, and therefore, the full amount of the loan is outstanding as of March 31, 2022 and payments shall commence starting in May 2022.

In connection therewith, the Company executed (i) a loan for the benefit of the SBA (the “SBA Loan”), which contains customary events of default and (ii) a Security Agreement, granting the SBA a security interest in all tangible and intangible personal property of the Company, which also contains customary events of default (the “SBA Security Agreement”).

Paycheck Protection Program Loan

In May 2020, the Company secured a loan under the Paycheck Protection Program administered by the U.S. Small Business Administration (the “SBA”) in the amount of $115,000. In February 2021, the Company secured a second loan under this program in the amount of approximately $167,000. The interest rate of the loan is 1.00% per annum and accrues on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. Commencing seven months after the effective date of each PPP Loan, the Company is required to pay the Lender equal monthly payments of principal and interest as required to fully amortize any unforgiven principal balance of the loan by the two-year anniversary of the effective date of the loan. The PPP Loan contains customary events of default relating to, among other things, payment defaults, making materially false or misleading representations to the SBA or the Lender, or breaching the terms of the PPP Loan. The occurrence of an event of default may result in the repayment of all amounts outstanding under the PPP Loan, collection of all amounts owing from the Company, or filing suit and obtaining judgment against the Company. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. Recent modifications to the PPP by the U.S. Treasury and Congress have extended the time period for loan forgiveness beyond the original eight-week period, making it possible for the Company to apply for forgiveness of its PPP loan. The Company was granted forgiveness for the initial PPP Loan prior to December 31, 2021 and expects to be granted forgiveness on the remainder subsequently.

Leases

Operating Leases

We currently lease all company-owned retail locations. Operating leases typically contain escalating rentals over the lease term, as well as optional renewal periods. Rent expense for operating leases is recorded on a straight-line basis over the lease term and begins when Reborn has the right to use the property. The difference between rent expense and cash payment is recorded as deferred rent on the accompanying consolidated balance sheets. Pre-opening rent is included in selling, general and administrative expenses on the accompanying consolidated statements of income. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions to rent expense over the term of the lease.

Income Taxes

Reborn files income tax returns in the U.S. federal and California state jurisdictions.

We are taxed at the prevailing U.S. corporate tax rates. We are treated as a U.S. corporation and a regarded entity for U.S. federal, state and local income taxes. Accordingly, a provision will be recorded for the anticipated tax consequences of our reported results of operations for U.S. federal, state and foreign income taxes.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the JOBS Act, and may take advantage of certain exemptions from various public company reporting requirements for up to five years or until we are no longer an emerging growth company, whichever is earlier. The JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Quantitative and Qualitative Disclosure of Market Risks

Commodity Risks

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in the costs of key operating resources, including beverage, energy and other commodities. We have been able to partially offset cost increases resulting from several factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control, governmental regulations and inflation, by increasing the price of our whole roasted beans by 15% in January 2022, through increased sales and growth in opening 2 new company-owned retail locations, better lease terms on such new company-owned retail locations, more efficient purchasing practices (e.g., volume purchase discounts), productivity improvements and greater economies of scale.

Labor and Benefits Costs

At our company-owned retail locations, our starting wage has historically been the minimum wage in place for that particular state with baristas receiving tips from customers in addition to the wages. We do not, however, reduce the wages we pay to baristas to offset tips. We believe this combination of security and upside earning potential, in addition to our strong culture and focus on development, enables us to attract a higher caliber employee and this directly translates to better customer service.

California has experienced minimum wage increases over the past two years. As we consider the potential for future federal and state or local minimum wage increases, our first step is to partially offset such increases with operational efficiencies and cost reduction measures in our supply chain and elsewhere before increasing our menu prices. In the future, we may or may not be able to offset with operational efficiencies or price increases. As of December 31, 2021, we employed approximately 65 hourly workers in our retail locations.

Interest Rate Risk

We have historically been exposed to interest rate risk through fluctuations in interest rates on our debt obligations. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of March 31, 2022, we had approximately $719,000 in aggregate outstanding principal balance. Without the EIDL, we have 0 balance with interest rate risk.

Impact of Inflation

The primary inflation factions affecting our operations are commodity and supplies, energy costs, and materials used in the construction of company-owned retail locations. Our leases require us to pay taxes, maintenance, repairs, insurance, and utilities, all of which are generally subject to inflationary increases. Finally, the cost of constructing our restaurants is subject to inflation, increasing the costs of labor and materials, and resulting in higher rent expense on new locations.

While we have been able to offset inflation and other changes in the costs of core operating resources by increasing the price of our whole roasted beans by 15% in January 2022, through increased sales and growth in opening 2 new company-owned retail locations, better lease terms on such new company-owned retail locations, more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. We monitor changes in components of our product cost routinely when establishing pricing, however from time to time, competitive conditions could limit our pricing flexibility. In addition, macroeconomic conditions could make additional price increases imprudent. There can be no assurance that future cost increases can be offset by increased prices or that increased prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate comparable location sales growth, that we will be able to negotiate favorable lease terms, that we can benefit from volume purchase discounts or achieve other operational efficiencies in an amount or to the extent sufficient to offset inflationary or other cost pressures.

Item 3. MANAGEMENT

The following table sets forth information for our executive officers, key employees and directors as of March 31, 2022.

Name	Age	Position
Executive Officers
Jay Kim	60	Chief Executive Officer and Director
Stephan Kim	46	Chief Financial Officer

Non-Employee Directors
Farooq M. Arjomand	64	Chairman of the Board of Directors
Dennis R. Egidi	76	Vice Chairman of the Board of Directors
Sehan Kim	69	Director
Hannah Goh	23	Director

Executive Officers

Jay Kim, age 60, Chief Executive Officer and Director

Mr. Kim has served as the Chief Executive Officer of Reborn Coffee since the inception of the Company in 2014. On July 1, 2007, Mr. Kim previously founded Wellspring Industry, Inc., which created the yogurt distribution company “Tutti Frutti” and the bakery-café franchise “O’My Buns.” Tutti Frutti grew to approximately 700 agents worldwide that offered self-serve frozen yogurt. Mr. Kim sold the majority ownership of Wellspring to group of investors in 2017 to focus his efforts on Reborn Coffee.

Prior to beginning Wellspring Mr. Kim was the owner of Coffee Roasters in Riverside, California from 2002 to 2007. Mr. Kim worked as the project manager for JES Inc., based in Brea, CA from 1997 to 2002 where he coordinated and managed environmental engineering projects. Mr. Kim worked as a Senior Process Engineer for Allied Signal Environment Catalyst in Tulsa, Oklahoma, from 1992 to 1997 where he coordinated and implemented projects related to plant productivity. He also acted as the leader in start-up plant to be based in Mexico for Allied Signal. From 1988 to 1992 Mr. Kim worked as the plant start-up engineer for Toyota Auto Body Inc.

Mr. Kim has a B.S, in Chemical Engineering from California State University at Long Beach and followed a Chemical office basic at US Army Chemical School in 1988. He was commissioned 1st. LT. of the US Army in 1986 and retired from the US Army in 1988.

Stephan Kim, age 46, Chief Financial Officer

Mr. Kim has served as the full-time Chief Financial Officer of the Company since June 26, 2022. Prior to joining Reborn Coffee, Mr. Kim provided professional accounting and tax consulting services for nearly 20 years to various clients in the consumer retail, healthcare, industrial manufacturing, and technology industries, including public accounting and tax consulting services under his own practice since 2011. Throughout his career as a public accountant, controller and banker in the US and South Korea, Mr. Kim has obtained broad and in-depth expertise on international accounting, finance, taxes and Sarbanes-Oxley 404 compliance. Mr. Kim graduated from Sogang University in South Korea with a B.A. in Sociology and Business in 2002 and earned aMaster’s degree in Professional Accountancy from Indiana University in 2005. Mr. Kim began his career in 2002 as a banker with Shinhan Bank in South Korea. From 2005 to 2010, Mr. Kim was an Audit Manager at KPMG, Los Angeles office.

Non-Employee Directors

Farooq M. Arjomand, age 64, Chairman of the Board of Directors

Farooq Arjomand has served as the Chairman of the Board of Directors of Reborn Global since January 2015, and took over as the Chairman of the Board of Reborn Coffee Inc. on May 7, 2018.  In 1984, he started his career as a banker with HSBC and gained experience across all departments—namely, private banking, corporate finance, trade services, and investment banking. During his stint with HSBC, he also became the founding member of Amlak Finance & Emmar Properties in 1997.  Mr. Arjomand founded the Arjomand Group of companies in 2000 and has served as chief executive officer since that company’s inception. Based in Dubai, the Arjomand Group conducts various activities including real estate, manufacturing, trades, financial activities and aviation across the GCC, Asia, Europe and the US.

Mr. Arjomand has also served as the Chairman of DAMAC Properties, a leading developer in the Middle East and as a board member of Al Ahlia Insurance Company BSC, Bahrain. Mr. Arjomand also serves as Managing Partner of Barakat Group. Barakat Group has been involved in the manufacturing of juices and food stuffs for the past 30 years. Mr. Arjomand is a citizen of the United Arab Emirates. He graduated with a Business Management degree from Seattle Pacific University in Seattle, Washington.

Dennis R. Egidi, age 76, Vice Chairman of the Board of Directors

Mr. Egidi is a licensed real estate broker in the State of Illinois. Additionally, Mr. Egidi was awarded the CPM® designation through the Institute of Real Estate Management. He holds a bachelor’s degree in civil engineering and attended graduate school in Civil Engineering at the University of Detroit.

Mr. Egidi joined Reborn Coffee Inc. as a Director and the Vice Chairman of the Board of Directors in June of 2020. Mr. Egidi formed DRE, Inc., an Illinois real estate development company in 1993, developing over 30 affordable housing projects in Illinois, Ohio, Indiana, Iowa, and California, totaling approximately 5,000 units. Today, he continues to serve as President of DRE, Inc., and acts as Managing General Partner of 15 limited partnerships, of which 5 have been redeveloped over the past 5 years.

In addition, Mr. Egidi served as President and Chairman of the board of Promex Midwest, a real estate property management firm. He has been involved in all phases of management in the commercial, residential and industrial building fields in the Midwest. Mr. Egidi has extensive knowledge and experience in the construction industry, having served as Executive Vice President and Chief Estimator for Corbetta Construction Company of Illinois, and then for Contractors and Engineers, Inc. During his 25 years of experience in the construction industry, he was involved in all types of projects ranging from multifamily housing, historical rehabs, high-rise office buildings and shopping centers.

Mr. Egidi and DRE also have experience in the food service industry having developed fast food pizza stores in central Illinois under the Rocky Rococo brand in the 1980s. He was also a principal partner in Cookie Associates of Houston, Texas. Cookie Associates owned and operated 34 “Great American Cookie” stores and kiosks in the Houston market. Most recently, Mr. Egidi, as a principal of TF Investors LLC, was a franchisor of eight Tutti Frutti Frozen Yogurt franchises located in France and England.

Sehan Kim, age 69, Director

Sehan Kim has been a Director of Reborn Global since January 2015. Sehan Kim joined Magitech Incorporation in 2013 as Vice President of Operations. He oversees operations and management in water, and beverage businesses at Magitech Corporation. He led the major projects at Magitech to install the ERP system and the cold brewed coffee extraction systems.

Prior to this position, Sehan Kim from 2005 to 2011, was Senior Vice President at Korean Air Co., Ltd. (“Korean Air”). He was the Head of the Aerospace Division at Korean Air. Prior to that, Sehan Kim was vice president and general manager of the Commercial Aerostructure Businesses at Korean Air from 2001 to 2005, which supplied various aircraft structural components to major commercial airplane manufacturers, including Airbus, Boeing and Embraer.

From January 1994 to February 1997 Mr. Kim worked as a Korean Air representative at Boeing in Seattle, Washington, and had on the job training in configuration management at Northrop Aircraft company in Los Angeles, for the Korean Fighter Coproduction Program in 1981. He joined Korean Air in August 1979 as an Aerospace structural engineer. Mr. Sehan Kim studied Aerospace Engineering at Seoul National University in 1973 thru 1977 and holds a master’s Degree in business management from Busan National University.

Hannah Goh, age 23, Director

In 2017, Ms. Goh served as a Sales Deck Intern at Axa Equitable. She went on to serve as the Vice President of Marketing and Sales of Reborn Coffee Inc. from July 2020 to July 2021. Ms. Goh is actively involved with Phi Chi Theta National Business Fraternity, and in 2020, she became the Eastern Regional Director, a role she continues to serve today. She has also previously served as the Vice President of Internal Affairs and Vice President of Marketing for Phi Chi Theta. In 2021, she began her role as a Digital Business Transformation Management Consultant of Publicis Sapient, an American digital consulting company.

Hannah Goh graduated from New York University’s Stern School of Business in 2020, with a B.S. in Business and Political Economy and a minor in Social Entrepreneurship & Digital Art and Design. In 2021, she began her continued education at USC Iovine & Young Academy where she is currently pursuing her M.S. in Integrated Design, Business and Technology.

Family Relationships

There are no family relationships among our directors or executive officers.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We have five directors with no vacancies. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our certificate of incorporation and our bylaws permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal.

Committees of Our Board of Directors

Our board of directors has established a compensation committee and an audit committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Farooq M. Arjomand, Dennis R. Egidi and Sehan Kim. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. The chair of our audit committee is Farooq M. Arjomand, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee include, among other things:

●	hiring and selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●	helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related party transactions;

●	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

●	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter that satisfies the applicable listing standards of the Nasdaq Stock Exchange.

Compensation Committee

Effective at the time of effectiveness of the registration statement of which this prospectus forms a part, our compensation committee consists of Farooq M. Arjomand, Dennis R. Egidi and Sehan Kim. The chair of our compensation committee is Dennis R. Egidi.

The principal duties and responsibilities of our compensation committee include, among other things:

●	approving the retention of compensation consultants and outside service providers and advisors;

●	reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

●	reviewing and recommending to our board of directors the compensation of our directors;

●	administering our equity and non-equity incentive plans;

●	reviewing our practices and policies of employee compensation as they relate to alignment of incentives;

●	reviewing and evaluating succession plans for the executive officers;

●	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

●	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee will operate under a written charter that satisfies the applicable listing standards of the Nasdaq Capital Market.

Director Nominations

We do not have a standing nominating committee. In accordance with the Nasdaq Stock Exchange corporate governance standards, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We expect to expand our board of directors in the future to include additional independent directors. In adding additional members to our board of directors, we will consider each candidate’s independence, skills and expertise based on a variety of factors, including the person’s experience or background in management, finance, regulatory matters and corporate governance. Further, when identifying nominees to serve as a director, we expect that our board of directors will seek to create a board of directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.

The following is a discussion for each director of the specific experience, qualifications, attributes or skills that lead our board of directors to conclude that each individual is qualified to serve as a director of our Company.

●	Farooq M. Arjomand – Mr. Arjomand’s experience in founding businesses and operating them are factors considered by the board of directors. Specifically, the board of directors viewed favorably him starting The Arjomand group that he has expanded to various nations in reaching its conclusion.

●	Dennis R. Egidi – Mr. Egidi’ s experience in founding various successful businesses were considered by the board of directors. Specifically, the board of directors viewed favorably his association with the Cookie Associates of Houston as a principal partner and operating 34 “Great American Cookie” stores and kiosks in reaching its conclusion.

●	Jay Kim – Mr. Kim’s career as an entrepreneur and his involvement in various start-ups were factors considered by the board of directors. Specifically, the board of directors viewed favorably his role as a founder of Wellspring Industry Inc., that crated Tutti Frutti Yogurt that he expanded to a successful global franchise in reaching its conclusion.

●	Sehan Kim – Mr. Kim’s long career in leadership positions were taken into consideration by the board of directors in reaching its conclusion. Specifically, the board of directors viewed his experience in setting up Magitech that installed ERP systems and cold brewed coffee extraction systems in reaching its conclusion.

●	Hannah Goh – The board of directors considered Ms. Goh’s passion for business, community involvement, and project initiative in reaching its conclusion, viewing favorably her potential to provide a fresh, unique perspective to the board with her combined interests in both business and marketing.

In addition to each of the individual skills and backgrounds described above, the board of directors also concluded that each of these individuals will continue to provide knowledgeable advice to our other directors and to senior management on numerous issues facing our Company and on the development and execution of our strategy.

Code of Business Conduct and Ethics

In filing our Registration Statement on Form S-1 on July 3, 2017, we adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Business Conduct and Ethics will soon be posted on our website at www.reborncoffee.com. We intend to disclose on our website any future amendments of our Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Business Conduct and Ethics. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our executive officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

We have not established standard compensation arrangements for our directors and the compensation payable to each individual for their service on our Board will be determined from time to time by our board of directors based upon the amount of time expended by each of the directors on our behalf. Currently, executive officers of our company who are also members of the board of directors do not receive any compensation specifically for their services as directors.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth, as of July 28, 2022, information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

●	each of our directors and director nominees;

●	each of our named executive officers; and

●	all of our current executive officers, directors and director nominees as a group.

The percentage ownership information is based on 11,354,450  shares of common stock issued and outstanding as of July 28, 2022. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days after July 28, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Notwithstanding the foregoing, the number of shares for which the representative’s warrants are exercisable is subject to the number of shares of common stock offered by us in this offering. As a result, the below table assumes that the representative’s warrants are not immediately exercisable or exercisable within 60 days after July 28, 2022 for purposes of determining the beneficial ownership before the offering.

The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Reborn Coffee Inc., 580 N. Berry St. Brea, CA 92821.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner
5% or Greater Stockholders
None
Directors and Named Executive Officers
Jay Kim, Chief Executive Officer and Director	2,530,333	21.7%
Stephan Kim, Chief Financial Officer	--	--
Kevin Hartley, former Chief Financial Officer	40,000	0.3%
Farooq M. Arjomand, Chairman of the Board	3,648,631	31.4%
Dennis R. Egidi, Vice Chairman of the Board	1,242,792	10.7%
Sehan Kim, Director	382,273	3.3%
Hannah Goh, Director	1,000,001	8.6%

All directors, directors nominees and executive officers as a group (7 persons):	8,844,030	76.0%

*	Represents beneficial ownership of less than 1%.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Executive Compensation

The following table presents the compensation awarded to or earned by our named executive officers for the years ended December 31, 2020 and December 31, 2021.

Summary Compensation Table – Officers

Name and principal		Salary	Bonus	Stock Awards		Option Awards	Non-equity Incentive plan compensation	Change in Pension Value and Nonqualified deferred compensation	All other Compensation	Total
position	Year	($)	($)	($)		($)	($)	($)	($)	($)
Jay Kim Chief Executive Officer(1)	2021	50,000	-0-	-0-		-0-	-0-	-0-	-0-	50,000
Kevin Hartley Former Chief Financial Officer(2)	2021	10,000	-0-	200	(3)	-0-	-0-	-0-	-0-	10,200
Jay Kim Chief Executive Officer(1)	2020	50,000	-0-	-0-		-0-	-0-	-0-	-0-	50,000
Kevin Hartley Former Chief Financial Officer(2)	2020	10,000	-0-	200	(3)	-0-	-0-	-0-	-0-	10,200

(1)	There is no employment contract with Jay Kim at this time. Nor are there any agreements for compensation in the future. A salary and stock options and/or warrants program may be developed in the future.

(2)	We entered into a consulting agreement on September 15, 2021 with Kevin Hartley for his services as CFO of the Company pursuant to which Mr. Hartley receives $24,000 per year and additional compensation in the form of shares common stock. Mr. Hartley amicably resigned effective July 26, 2022.

(3)	Kevin Hartley was awarded 2,000,000 shares at a par value of $0.0001 for a book value of $200.

Director Compensation

No compensation was paid to our non-employee directors for services rendered during the years ended December 31, 2021 and 2020.

Other Transactions

Other than compensation arrangements for our directors and executive officers, below we describe transactions since January 1, 2019 to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed $18,462; and

●	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons (each, a “related party” and collectively, “related parties”), had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under the section titled “Executive Compensation.”

The Company had the following related party transactions:

●	Loan Payable to Others (August 2019 - $40,578 loan) – In August 2019, the Company received a non-bearing interest loan from an individual. The loan payable is due on demand. As of September 30, 2021 and December 31, 2020, there was a balance outstanding of $0 and $(548), respectively. For the years ended December 31, 2021 and 2020, the Company paid $0 and $8,780 in interest. The overpayment amount of $548 was adjusted to accounts receivable at December 31, 2020 and then subsequently written off during the year ended December 31, 2021. The individual is the spouse of Jay Kim, our Chief Executive Officer.

●	Loan Payable to Director (December 2016 - $ 1,489,809 non-bearing interest loan) – On December 2016, the Company received a non-bearing interest loan from Farooq Arjomand, Chairman of the Board of the Company. The loan payable is due on demand. As of December 31, 2021 and 2020, there was a balance outstanding of $0 and $782,383, respectively. In September 2021, this note was converted into 31,295,320 shares of Class A common stock.

●	Loan Payable to Officer and Director (December 2016 - $ 1,674,100 non-bearing interest loan) – On December 2016, the Company received a non-bearing interest loan from Jay Kim, Chief Executive Officer of the Company. The loan payable is due on demand. As of December 31, 2021 and 2020, there was a balance outstanding of $0 and $487,499, respectively.

●	Loan Payable to Director (May 2021 - $ 250,000 non-bearing interest loan) – In May 2021, the Company received a non-bearing interest loan from Dennis Egidi, a member of the Board of Directors of the Company. The loan payable is due on demand. As of December 31, 2021, the outstanding balance of the loan was $0. In September 2021, this note was converted into 9,000,000 shares of Class A common stock.

Item 6. OTHER INFORMATION

On January 25, 2022, the Company modified the Share Exchange Agreement with the pre-merger shareholders so that upon the consummation of an underwritten public offering, the antidilution protections therein would terminate, however the shareholders would still be entitled to the antidilution protection through the closing date of such underwritten public offering should the Company issue any additional shares prior to such closing date. A copy of the amendment is filed herewith.

On July 26, 2022, Kevin Hartley amicably resigned as Chief Financial Officer and the Board of Directors appointed Stephan Kim as the Company’s Chief Financial Officer, effective immediately.

Effective July 27, 2022, the Company executed an employment agreement with Stephan Kim for Mr. Kim to serve as full time Chief Financial Officer of the Company, effective immediately. Mr. Kim shall receive a monthly payment of $12,000 ($144,000 annually) as compensation for his services, and the Company granted $56,000 worth of shares of RSU, which will be vested in 3 months after employment and can be sold after one year. The terms of the RSUs will be set out in a separate RSU agreement to be executed in the near future. The employment agreement is an at-will agreement and is terminable by either party at any time. A copy of the agreement is filed herewith as Exhibit 6.9.

On July 27, 2022, we migrated our Company from Florida to Delaware, and filed a certificate of incorporation with the Secretary of State of the State of Delaware having the same capitalization structure as our Florida predecessor entity. A copy of our current Certificate of Incorporation is filed herewith, and reflects the conversion of all Class B shares into Class A shares, the elimination of “Class B” shares, the renaming of “Class A” to simply “common stock”, the reduction of our authorized common stock to 40,000,000 shares and the reduction of our authorized preferred stock to 1,000,000 shares. Our authorized capital stock now consists of shares that are designated solely as common stock, par value of $0.0001 per share.

Item 7. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors

and Stockholders of Reborn Coffee, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Reborn Coffee, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related statements of operation, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s accumulated deficit, significant operating losses and cash used in operations raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As described further in Note 2 to the consolidated financial statements, the Company has incurred losses each year since 2018 (year of inception), and expects to incur additional losses in the future.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows.

Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

We reviewed the Company’s working capital and liquidity ratios and forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the consolidated financial statement issuance date. This testing included inquiries with management, comparison of prior period forecasts to actual results, consideration of positive and negative evidence impacting management’s forecasts, the Company’s financing arrangements in place as of the report date, market and industry factors and consideration of the Company’s relationships with its financing partners.

Restatement

As discussed in Note 15 to the consolidated financial statements, the 2021 consolidated financial statements have been restated to show the effects of a stock split and conversion and elimination of Class B Common Stock. Additionally the 2020 consolidated financial statements have been restated to account for shares issued under a make-whole provision.

/s/ Paris, Kreit and Chui CPA LLP

We have served as the Company’s auditor since 2020.

New York, NY

April 13, 2022, except for the effect of a stock split and conversion and elimination of Class B Common Stock as described in Note 15, which is dated June 27, 2022 and the effect of deemed dividends on a make-whole provision as described in Note 15, which is dated August 1, 2022.

Consolidated Balance Sheet

December 31,	2021	2020

ASSETS
Current assets:
Cash and cash equivalents	$905,051	$128,568
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	-	3,853
Inventories, net	88,877	15,279
Prepaid expense and other current assets	191,838	59,779
Total current assets	1,185,766	207,479
Property and equipment, net	1,110,890	627,341
Operating lease right-of-use asset	2,466,873	1,141,141

Total assets	$4,763,529	$1,975,961

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$45,748	$73,319
Accrued expenses and current liabilities	124,535	62,203
Loans payable to financial institutions	98,475	12,549
Loans payable to shareholders	-	1,091,287
Current portion of loan payable, emergency injury disaster loan (EIDL)	7,957	3,448
Current portion of loan payable, payroll protection program (PPP)	42,345	83,056
Current portion of equipment loan payable	15,989	19,187
Current portion of operating lease liabilities	578,419	194,583
Total current liabilities	913,468	1,539,632
Loans payable to financial institutions, less current portion	23,228	-
Loan payable, emergency injury disaster loan (EIDL), less current portion	492,043	146,552
Loan payable, payroll protection program (PPP), less current portion	124,793	31,944
Equipment loan payable, less current portion	-	15,989
Operating lease liabilities, less current portion	2,011,702	994,240
Total liabilities	3,565,234	2,728,357

Commitments and Contingencies

Stockholders’ equity (deficit)
Common Stock, $0.0001 par value, 40,000,000 shares authorized; 11,634,523 and 10,443,721 shares issued and outstanding at December 31, 2021 and 2020, respectively	1,163	1,045
Preferred Stock, $0.0001 par value, 1,000,000 shares authorized; no shares issued and outstanding at December 31, 2021 and 2020	-	-
Additional paid-in capital	9,674,036	4,733,063
Subscription of common stock	-	(450,000)
Accumulated deficit	(8,476,904)	(5,036,504)
Total stockholders’ equity (deficit)	1,198,295	(752,396)

Total liabilities and stockholders’ equity	$4,763,529	$1,975,961

See accompanying notes to consolidated financial statement

Consolidated Statements of Operations

Years Ended December 31,	2021	2020 (As Restated)

Net revenues:
Stores	$2,204,201	$759,644
Wholesale and online	75,871	33,444
Total net revenues	2,280,072	793,088

Operating costs and expenses:
Product, food and drink costs—stores	821,713	321,244
Cost of sales—wholesale and online	33,231	14,650
General and administrative	3,988,805	1,513,650
Total operating costs and expenses	4,843,749	1,849,544

Loss from operations	(2,563,677)	(1,056,456)

Other income (expense):
Other income	7,631
Economy injury disaster loan (EIDL) grant income	-	10,000
Paycheck protection program (PPP) loan forgiven income	115,000	-
Interest expense	(16,172)	(21,510)
Loss on extinguishment of debt	(982,383)	-
Total other income (expense), net	(875,924)	(11,510)

Loss before income taxes	(3,439,601)	(1,067,966)

Provision for income taxes	800	800

Net loss	$(3,440,401)	$(1,068,766)

Deemed dividend on make-whole provision	-	(206,147)

Net loss attributable to common shareholders	$(3,440,401)	$(1,274,913)

Loss per share:
Basic and diluted	$(0.32)	$(0.19)

Weighted average number of common shares outstanding:
Basic and diluted	10,889,791	6,889,510

See accompanying notes to consolidated financial statements

Consolidated Shareholders’ Equity (Deficit)

					Additional	Subscription of		Total Shareholders’
	Common Stock		Preferred Stock		Paid-in	Common	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	(Deficit)
Balance as of December 31, 2019	5,675,827	$568	-	$-	$1,957,433	$(500,000)	$(3,967,738)	$(2,509,737)
Net loss	-	-	-	-	-	-	(1,068,766)	(1,068,766)
Stock dividends	124,610	13	-	-	(13)	-	-	-
Issuance of common stock under make-whole provisions (As Restated)	241,300	24	-	-	206,123	-	-	206,147
Deemed dividend on make-whole provisions (As Restated)	-	-	-	-	(206,147)	-	-	(206,147)
Payments received from stock subscription	-	-	-	-	-	500,000	-	500,000
Common stock issued	1,569,767	157	-	-	1,349,843	(450,000)	-	900,000
Conversion of debt into common stock	2,832,216	283	-	-	1,425,825	-	-	1,426,108
Balance as of December 31, 2020 (As Restated)	10,443,721	1,045	-	-	4,733,063	(450,000)	(5,036,504)	(752,396)
Net loss	-	-	-	-	-	-	(3,440,401)	(3,440,401)
Conversion of debt into common stock	402,954	40	-	-	2,014,726	-	-	2,014,766
Stock issued for store acquisition	232,558	23	-	-	149,977	-	-	150,000
Stock compensation – issuance for services	110,000	11	-	-	549,989	-	-	550,000
Common stock issued	31,875	3	-	-	(3)	-	-	-
Payments received from prior year subscription			-			450,000		450,000
Stock subscription	413,415	41	-	-	2,226,284	-	-	2,226,325
Balance as of December 31, 2021	11,634,523	$1,163	-	$-	$9,674,036	$-	$(8,476,904)	$1,198,295

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2021	2020

Cash flows from operating activities:
Net loss	$(3,440,401)	$(1,068,767)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	550,000	-
Depreciation	174,696	121,905
Loss on extinguishment of debt	982,383	-
Forgiveness of Paycheck protection program (PPP) loan	(115,000)	-
Changes in operating assets and liabilities:
Accounts receivable	3,853	16,606
Inventories	(73,598)	(6,079)
Prepaid expense and other current assets	(132,059)	(10,000)
Accounts payable	(27,571)	72,496
Accrued expenses and current liabilities	137,898	(11,088)
Net cash used in operating activities	(1,949,820)	(884,927)

Cash flows from investing activities:
Purchases of property and equipment	(348,224)	(115,841)
Reacquisition of store	(150,000)	-
Net cash used in investing activities	(498,224)	(115,841)

Cash flows from financing activities:
Bank overdrafts	-	(3,396)
Proceeds from issuance of common stock	2,688,874	1,400,000
Proceeds from loans	1,028,027	265,000
Repayments of loans	(473,187)	(513,081)
Repayments of equipment loan payable	(19,187)	(19,187)
Net cash provided by financing activities	3,224,527	1,129,336

Net increase in cash	776,483	128,568

Cash at beginning of period	128,568	-

Cash at end of period	$905,051	$128,568

Supplemental disclosures of non-cash financing activities:
Issuance of common shares for repurchase of lease and leasehold improvements	$150,000	$-
Conversion of debt to common stock issuances	$2,014,766	$1,426,108
Forgiveness of paycheck protection program (PPP) loan	$115,000	$-
Deemed dividend on make-whole provision	$-	$206,147

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Interest	$16,172	$21,510
Income taxes	$800	$800

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Reborn Coffee, Inc. (“Reborn”) was incorporated in the State of Florida in January 2018 and migrated to the State of Delaware on July 27, 2022. Reborn has the following wholly owned subsidiaries:

●	Reborn Global Holdings, Inc. (“Reborn Holdings”), a California Corporation incorporated in November 2014. Reborn Holdings is engaged in the operation of wholesale distribution and retail coffee stores in California to sell a variety of coffee, tea, Reborn brand name water and other beverages along with bakery and dessert products.

●	Reborn Coffee Franchise, LLC (the “Reborn Coffee Franchise”), a California limited liability corporation formed in December 2020, is a franchisor providing premier roaster specialty coffee to franchisees or customers. Reborn Coffee Franchise continues to develop the Reborn Coffee system for the establishment and operation of Reborn Coffee stores using one or more Reborn Coffee marks. The franchisee obtains a license to develop and operate a store under the strict compliance with terms of the agreement. The specific rights the franchisee is granted is to develop, own, and/or operate franchisee’s Reborn Coffee stores. The non-refundable initial franchise fee is $20,000. In addition, the franchisee is required to pay the company a royalty fee equal to 5% of the weekly gross sales of their respective store.

Reborn Coffee, Inc., Reborn Global Holdings, Inc., and Reborn Coffee Franchise, LLC will be collectively referred as the “Company”.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reporting

The consolidated financial statements include Reborn Coffee, Inc. and its wholly owned subsidiaries as of and for the years ended December 31, 2021 and 2020.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as promulgated in the United States of America. The consolidated financial statements include Reborn Coffee, Inc. and its wholly owned subsidiaries. All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $8,476,904 at December 31, 2021, and had a net loss of $3,440,401 for the year ended December 31, 2021 and net cash used in operating activities of $1,949,820 for the year ended December 31, 2021. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

While the Company is attempting to expand operations and increase revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offerings. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or if available, on terms acceptable to the Company. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate additional profit. Compared to the revenue for the year ended December 31, 2020, however, that of December 31, 2021 has increased from $793,088 to $2,280,072, and the Company expects consistent increase in sales with the opening of more stores.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires the Company to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Such estimates include accounts receivables, accrued liabilities, income taxes, long-lived assets, and deferred tax valuation allowances. These estimates generally involve complex issues and require management to make judgments, involve analysis of historical and future trends that can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The Company’s net revenue primarily consists of revenues from its retail stores and wholesale and online store. Accordingly, the Company recognizes revenue as follows:

●	Retail Store Revenue

Retail store revenues are recognized when payment is tendered at the point of sale. Retail store revenues are reported net of sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities. Sales taxes that are payable are recorded as accrued as other current liabilities. Retail store revenue makes up approximately 96% of the Company’s total revenue.

●	Wholesale and Online Revenue

Wholesale and online revenues are recognized when the products are delivered, and title passes to the customers or to the wholesale distributors. When customers pick up products at the Company’s warehouse, or distributed to the wholesale distributors, the title passes, and revenue is recognized. Wholesale revenues make up approximately 4% of the Company’s total revenue.

●	Loyalties and Other Fees

Franchise revenues consists of royalty fee and other franchise fees. Royalty fee is based on a percentage of franchisee’s weekly gross sales revenue at 5%. The Company recognizes the fee as the underlying sales occur. The Company recorded revenue from royalty of $0 for the years ended December 31, 2021 and 2020. Other fees are earned as incurred and the Company did not have any other fee revenue for the years ended December 31, 2021 and 2020.

●	Customer Loyalty Program

The Company has a loyalty program whereby a customer and receive a discounted or free beverage after a number of prior purchases. The costs of providing the reward are recognized when incurred and there is no revenue allocated for original purchases to the provision of the reward since the program is not significant and the usage is uncertain.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Sales

Product, Food and Drink Costs—Stores and Cost of Sales – Wholesale and Online primarily include the costs of ingredients of food and beverage sold and related supplies used in customer service.  The wholesale and online sales also include costs of packaging and shipping.

Shipping and Handling Costs

The Company incurred freight out costs, which are primarily included in the Company’s cost of sales – wholesale and online.  Freight in costs, when attached to a specific purchase, are included as a component of the cost of the purchased goods and materials items and allocated to accounts in accordance with the nature of the goods.  When the freight in costs are not allocable to an individual purchase or are more significant, they are recorded to a freight and shipping account within Cost of Sales.

General and Administrative Expense

General and administrative expense includes store-related expense as well as the Company’s corporate headquarters’ expenses. These include rent and utilities, payroll and benefits, and depreciation expenses.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expenses amounted to $82,351 and $73,282 for the years ended December 31, 2021 and 2020, respectively, and is recorded under general and administrative expenses in the accompanying consolidated statements of operations.

Pre-opening Costs

Pre-opening costs for new stores consist primarily of payroll and recruiting expense, training, marketing, rent, travel, and supplies, and are expensed as incurred.

Accounts Receivable

Accounts receivables are stated net of allowance for doubtful accounts. The allowance for doubtful accounts is determined primarily on the basis of past collection experience and general economic conditions. The Company determines terms and conditions for its customers based on volume transacted by the customer, customer creditworthiness and past transaction history. At December 31, 2021 and 2020, allowance for doubtful accounts was $0 and $0, respectively. The Company does not have any off-balance sheet exposure related to its customers.

Inventories

Inventories consisted primarily of coffee beans, drink products, and supplies which are recorded at cost or at net realizable value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided using both the straight-line and declining balance methods over the following estimated useful lives:

Furniture and fixtures	5-7 Years
Store construction	Lesser of the lease term or the estimated useful lives of the improvements, generally 6 years
Leasehold improvement	Lesser of the lease term or the estimated useful lives of the improvements, generally 6 years

When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed, and any resulting gains or losses are included in the consolidated statements of operations. Leasehold improvements are amortized using the straight-line method over the estimated life of the asset, not to exceed the length of the lease. Repair and maintenance costs are expensed as incurred.

Operating Leases

The Company adopted FASB Accounting Standards Codification, or ASC, Topic 842, Leases (“ASC 842”) which requires the recognition of the right-of-use assets and relating operating and finance lease liabilities on the balance sheet. Under ASC 842, all leases are required to be recorded on the balance sheet and are classified as either operating leases or finance leases. The lease classification affects the expense recognition in the income statement. Operating lease charges are recorded entirely in operating expenses. Finance lease charges are split, where amortization of the right-of-use asset is recorded in operating expenses and an implied interest component is recorded in interest expense (Note 11).

Earnings Per Share

Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share, requires a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations.

Basic earnings (loss) per share are computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The Company did not have any dilutive shares for the years ended December 31, 2021 and 2020.

Segment Reporting

FASB ASC Topic 280, Segment Reporting, requires public companies to report financial and descriptive information about their reportable operating segments. The Company’s management identifies operating segments based on how the Company’s management internally evaluate separate financial information, business activities and management responsibility. At the current time, the Company has only one reportable segment, consisting of both the wholesale and retail sales of coffee, water, and other beverages. The Company’s franchisor subsidiary was not material as of and for the years ended December 31, 2021 and 2020.

Long-lived Assets

In accordance with FASB ASC Topic 360, Property, Plant, and Equipment, the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or circumstances indicate that the carrying amount of assets may not be recoverable. The Company considers the carrying value of assets may not be recoverable based upon our review of the following events or changes in circumstances: the asset’s ability to continue to generate income from operations and positive cash flow in future periods; loss of legal ownership or title to the assets; significant changes in our strategic business objectives and utilization of the asset; or significant negative industry or economic trends. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset are less than its carrying amount. As of December 31, 2021 and 2020, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company records its financial assets and liabilities at fair value, which is defined under the applicable accounting standards as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date. The Company uses valuation techniques to measure fair value, maximizing the use of observable outputs and minimizing the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs include management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument’s valuation.

As of December 31, 2021 and 2020, the Company believes that the carrying value of accounts receivable, accounts payable, accrued expenses, and other current assets and liabilities approximate fair value due to the short maturity of theses financial instruments. The financial statements do not include any financial instruments at fair value on a recurring or non-recurring basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consisted of taxes currently due and deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes.

The Company follows FASB ASC Topic 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740-10-25 provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize additional liabilities for uncertain tax positions pursuant to ASC 740-10-25 for the years ended December 31, 2021 and 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable arising from its normal business activities. The Company performs ongoing credit evaluations to its customers and establishes allowances when appropriate.

The Company purchases from various vendors for its operations. For the years ended December 31, 2021 and 2020, no purchases from any vendors accounted for a significant amount of the Company’s bean coffee purchases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties

Related parties are any entities or individuals that, through employment, ownership, or other means, possess the ability to direct or cause the direction of management and policies of the Company.

Significant Recent Developments Regarding COVID-19

The novel coronavirus, known as the global pandemic COVID-19, was first identified in December 2019. During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly spreading outbreak of a novel strain of coronavirus designated COVID-19. The pandemic has significantly impacted economic conditions in the United States.

The outbreak of the virus impacted our company-owned retail locations in Southern California. The temporary store closures, reduced customer traffic and changes made to our operations, had a material negative impact on our financial results for 2021 and 2020.

The Company first began to experience impacts from COVID-19 around the middle of March 2020 as federal, state and local governments began to react to the public health crisis by encouraging or requiring social distancing, instituting stay-at-home orders, and requiring, in varying degrees, restaurant dine-in limitations, capacity limitations or other restrictions that largely limited restaurants to take-out, drive-thru and delivery sales. Although we have experienced some recovery from the initial impact of COVID-19, the long-term impact of COVID-19 on the economy and on our business remains uncertain, the duration and scope of which cannot currently be predicted.

Recent Accounting Pronouncement

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326)” (“ASU 2016-13”). ASU 2016-13 revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. Originally, ASU 2016-13 was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. In November 2019, FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842).” This ASU defers the effective date of ASU 2016-13 for public companies that are considered smaller reporting companies as defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is planning to adopt this standard in the first quarter of fiscal 2023.The Company is currently evaluating the potential effects of adopting the provisions of ASU No. 2016-13 on its consolidated financial statements, particularly its recognition of allowances for accounts receivable.

Other recently issued accounting updates are not expected to have a material impact on the Company’s consolidated financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

December 31,	2021	2020

Furniture and equipment	$779,649	$555,802
Leasehold improvement	639,602	532,367
Store construction	52,161	24,998
Store	300,000	-

Total property and equipment	1,771,412	1,113,167
Less accumulated depreciation	(660,522)	(485,826)

Total property and equipment, net	$1,110,890	$627,341

In February 2021, the Company repurchased its retail location in Corona Del Mar.  The purchase price was $300,000, comprised of $150,000 in cash and 23,255,814 shares of the Company’s Class A Common Stock.  The Company recorded the assumption of the ongoing lease for the store, which included a right of use asset of $183,442 and a lease liability of $193,463 (see Note 11).

Depreciation expense on property and equipment amounted to approximately $174,696 and $121,905 for the years ended December 31, 2021 and 2020, respectively.

4. LOANS PAYABLE TO FINANCIAL INSTITUTIONS

Loans payable to financial institutions consist of the following:

December 31,	2021	2020

October 2019- Loan agreement with principal amount of $138,600 and repayment amount of $48,510 for a total of $187,110. The loan payable is due on demand.	$-	$12,549

July 2021 - Loan agreement with principal amount of $90,000 and repayment rate of 19% for a total of $101,700. The loan payable matures on January 31, 2023.	52,819	-

August 2021 - Loan agreement with principal amount of $72,500 and a repayment rate of 18.5% for a total of $81,925. The loan payable matures on February 10, 2023	36,502	-

August 2021 - Loan agreement with principal amount of $67,500 and repayment rate of 18.5% for a total of $76,275. The loan payable matures on February 11, 2023	32,382	-

Total loan payable	$121,703	$12,549
Less: current portion	(98,475)	(12,549)

Total loan payable, net of current	$23,228	$-

4. LOANS PAYABLE TO FINANCIAL INSTITUTIONS (continued)

October 2019 - $ 187,100 loan payable

In October 2019, the Company entered into a loan agreement with Fora Financial in the principal amount of $138,600 and remaining principal amount of $48,510. The loan payable has a maturity date on October 11, 2019. The loan is due on demand. As of December 31, 2021 and 2020, there was a balance outstanding of $0 and $12,549, respectively.

July 2021 - $ 101,700 loan payable

In July 2021, the Company entered into a loan agreement with Square Capital in the principal amount of $90,000 with loan cost $11,700. The loan payable has a maturity date on January 31, 2023. As of December 31, 2021 and December 31, 2020, there was a balance outstanding of $52,819 and $0, respectively.

August 2021 - $81,925 loan payable

In August 2021, the Company entered into a loan agreement with Square Capital in the principal amount of $72,500 with loan cost $9,425. The loan payable has a maturity date on February 10, 2023. As of December 31, 2021 and December 31, 2020, there was a balance outstanding of $36,502 and $0, respectively.

August 2021 - $76,275 loan payable

In August 2021, the Company entered into a loan agreement with Square Capital in the principal amount of $67,500 with loan cost $8,775. The loan payable has a maturity date on February 11, 2023. As of December 31, 2021 and December 31, 2020, there was a balance outstanding of $32,382 and $0, respectively.

5. LOANS PAYABLE TO SHAREHOLDERS

Loan payable to shareholders consists of the following:

December 31,	2021	2020

December 2016 - Non-bearing interest loan payable due on demand	$-	$782,383

December 2016 - Non-bearing interest loan payable due on demand	-	307,404

Total loan payable – shareholders	$-	$1,089,787

December 2016 - $ 1,489,809 non-bearing interest loan

On December 2016, the Company received a non-bearing interest loan from Farooq Arjomand, Chairman of the Company. The loan payable is due on demand. The loan was converted to 31,295,320 shares of Class A common stock at $0.025 per share in September 2021. The Company determined the fair value of common stock at $0.050, which was the price per share for the Company’s Reg A offering. The Company accounted for the conversion in accordance with ASC Topic 470-50, Debt – Modification and Extinguishment and as a result of the conversion, the Company recorded a loss on the extinguishment of debt of $782,383 for the year ended December 31, 2021. As of December 31, 2021 and 2020, the loan balance outstanding was $0 and $782,383, respectively.

December 2016 - $ 1,674,100 non-bearing interest loan

On December 2016, the Company received a non-bearing interest loan from Jay Kim, Chief Executive Officer of the Company. The loan payable is due on demand. As of December 31, 2021 and 2020, there was a balance outstanding of $0 and $307,404, respectively.

May 2021 - $ 250,000 non-bearing interest loan

In May 2021, the Company received a non-bearing interest loan $250,000 from Dennis Egidi, a member of the Board of Directors of the Company. The loan payable was due on demand. $50,000 of the loan was converted to 1,000,000 shares of Class A common stock at $0.050 per share, in September 2021, and the Class A common stock was transferred to his family members. The remaining $200,000 loan was converted to 8,000,000 shares of Class A common stock at $0.025 per share, in September 2021. The Company determined the fair value of common stock at $0.050, which was the price per share for the Company’s Regulation A offering. The Company accounted for the conversion according to ASC Topic 470-50, Debt – Modification and Extinguishment and as a result of the conversion, the Company recorded a loss on the extinguishment of debt of $200,000 for year ended December 31, 2021. As of December 31, 2021, the outstanding balance of the loan was $0.

6. LOAN PAYABLE, EMERGENCY INJURY DISASTER LOAN (EIDL)

December 31,	2021	2020

May 16, 2020 ($150,000) - Loan agreement with principal amount of $150,00 with an interest rate of 3.75% and maturity date on May 16, 2050	$150,000	$150,000

June 28, 2021 ($350,000) – Loan agreement with principal amount of $350,000 with an interest rate of 3.75% and maturity date on May 18, 2050	350,000	-

Total long-term loan payable, emergency injury disaster loan (EIDL)	500,000	150,000
Less - current portion	(7,957)	(3,448)

Total loan payable, emergency injury disaster loan (EIDL), less current portion	$492,043	$146,552

The following table provides future minimum payments:

For the years ended December 31,	Amount
2022	$7,957
2023	7,957
2024	7,957
2025	7,957
2026	7,957
Thereafter	460,215

Total	$500,000

May 16, 2020 – $150,000

On May 16, 2020, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. As of December 31, 2021, the loan payable, Emergency Injury Disaster Loan noted above is not in default.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the Company borrowed an aggregate principal amount of the EIDL Loan of $150,000, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 16, 2021 (twelve months from the date of the SBA Loan) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Loan. In connection therewith, the Company also received a $10,000 grant, which does not have to be repaid. During the year ended December 31, 2020, $10,000 was recorded in Economy injury disaster loan (EIDL) grant income in the Statements of Operations. The schedule of payments on this loan was later deferred to commence 24 months from the date of loan, which will be May 2022.

In connection therewith, the Company executed (i) a loan for the benefit of the SBA (the “SBA Loan”), which contains customary events of default and (ii) a Security Agreement, granting the SBA a security interest in all tangible and intangible personal property of the Company, which also contains customary events of default (the “SBA Security Agreement”).

June 28, 2021 – $350,000

On June 28, 2021, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. As of September 30, 2021, the loan payable, Emergency Injury Disaster Loan noted above is not in default.

Pursuant to that certain Amended Loan Authorization and Agreement (the “SBA Loan Agreement”), the Company borrowed an aggregate principal amount of the EIDL Loan of $500,000, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning April 16, 2022 (twenty four months from the original date of the SBA Loan) in the amount of $2,505. The balance of principal and interest is payable thirty years from the original date of the SBA Loan.

7. LOAN PAYABLE, PAYROLL PROTECTION LOAN PROGRAM (PPP)

December 31,	2021	2020

May 3, 2020 ($115,000 PPP)	$-	$115,000
February 10, 2021 ($167,138 PPP)	167,138	-

Total long-term loan payable, payroll protection program (PPP)	167,138	115,000
Less - current portion	(42,345)	(83,056)

Total loan payable, payroll protection program (PPP), less current portion	$124,793	$31,944

The following table provides future minimum payments:

For the years ended December 31,	Amount
2022	$42,345
2023	39,366
2024	39,761
2025	40,161
2026	5,505

Total	$167,138

The Paycheck Protection Program Loan (the “PPP Loan”) is administered by the U.S. Small Business Administration (the “SBA”). The interest rate of the loan is 1.00% per annum and accrues on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. Commencing seven months after the effective date of the PPP Loan, the Company is required to pay the Lender equal monthly payments of principal and interest as required to fully amortize any unforgiven principal balance of the loan by the two-year anniversary of the effective date of the PPP Loan (the “Maturity Date”). The PPP Loan contains customary events of default relating to, among other things, payment defaults, making materially false or misleading representations to the SBA or the Lender, or breaching the terms of the PPP Loan. The occurrence of an event of default may result in the repayment of all amounts outstanding under the PPP Loan, collection of all amounts owing from the Company, or filing suit and obtaining judgment against the Company. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. Recent modifications to the PPP by the U.S. Treasury and Congress have extended the time period for loan forgiveness beyond the original eight-week period, making it possible for the Company to apply for forgiveness of its PPP loan. As of July 26, 2021, $115,000 in principal and $1,408 in interest were forgiven.

8. EQUIPMENT LOAN PAYABLE

Equipment loan payable consist of the following:

December 31,	2021	2020

October 2017 - Loan agreement with principal amount of $82,011 with an interest rate of 6.40% and maturity date on October 1, 2022	$15,989	$35,176

Total long-term equity loan payable	15,989	35,176
Less – current portion	(15,989)	(19,187)

Total long-term debt, net of current portion	$-	$15,989

For the year ended December 31,	Amount
2022	$15,989
Total	$15,989

October 2017 - $ 82,011 equipment loan payable

In October 2017, the Company entered into equipment finance loan agreement with US Bank Equipment Finance in the amount of $82,011 with an interest rate of 6.40% and maturity date on October 1, 2022, payable in 60 payments. All principal, together with interest cost is due and payable on October 1, 2022. As of December 31, 2021 and 2020, there was a balance outstanding of $15,989 and $35,176, respectively.

9. INCOME TAX

Total income tax (benefit) expense consists of the following:

For the Years Ended December 31,	2021	2020

Current provision (benefit):
Federal	$-	$-
State	800	800
Total current provision (benefit)	800	800

Deferred provision (benefit):
Federal	-	-
State	-	-
Total deferred provision (benefit)	-	-

Total tax provision (benefit)	$800	$800

9. INCOME TAX (continued)

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

Description	December 31, 2021	December 31, 2020

Statutory federal rate	21.00%	21.00%
State income taxes net of federal income tax benefit and others	8.84%	8.84%
Permanent differences for tax purposes and others	0.00%	0.00%
Change in valuation allowance	-29.84%	-29.84%

Effective tax rate	0%	0%

The income tax benefit differs from the amount computed by applying the U.S. federal statutory tax rate of 21% and California state income taxes of 8.84% due to the change in the valuation allowance.

Deferred tax assets	December 31, 2021	December 31, 2020

Deferred tax assets:
Net operating loss	$8,423,041	$4,983,440
Other temporary differences	-	-

Total deferred tax assets	8,423,041	4,983,440
Less - valuation allowance	(8,423,041)	(4,983,440)

Total deferred tax assets, net of valuation allowance	$-	$-

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

As of December 31, 2020, the Company had available net operating loss carryovers of approximately $4,983,440. Per the Tax Cuts and Jobs Act (TCJA) implemented in 2018, the two-year carryback provision was removed and now allows for an indefinite carryforward period. The carryforwards are limited to 80% of each subsequent year’s net income. As a result, net operating loss may be applied against future taxable income and expires at various dates subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and California and is subject to income tax examinations by federal tax authorities for tax year ended 2017 and later and subject to California authorities for tax year ended 2016 and later. The Company currently is not under examination by any tax authority. The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2021 and December 31, 2020, the Company has no accrued interest or penalties related to uncertain tax positions.

As of  December 31, 2021, the Company had cumulative net operating loss carryforwards for federal tax purposes of approximately $8,423,041. In addition, the Company had state tax net operating loss carryforwards of approximately $8,423,041. The carryforwards may be applied against future taxable income and expires at various dates subject to certain limitations.

10. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

●	Loan Payable to Others (August 2019 - $ 40,578 loan) – In August 2019, the Company received a non-bearing interest loan from the spouse of Jay Kim, our Chief Executive Officer. The loan payable is due on demand. As of December 31, 2021 and 2020, there was a balance outstanding of $0 and $(548), respectively. For the years ended December 31, 2021 and 2020, the Company paid $0 and $17,653 in interest. The overpayment amount of $548 was adjusted to accounts receivable at December 31, 2020 and then subsequently written off during the year ended December 31, 2021.

●	Loan Payable to Shareholders (December 2016 - $ 1,489,809 non-bearing interest loan) – On December 2016, the Company received a non-bearing interest loan from Farooq Arjomand, Chairman of the Company. The loan payable is due on demand. On September 30, 2021 the loan holder elected to convert $782,383 in principal into 31,295,320 shares of Class A common stock. As of December 31, 2021 and 2020, there was a balance outstanding of $0 and $782,383, respectively.

●	Loan Payable to Shareholder (December 2016 - $ 1,674,100 non-bearing interest loan) – On December 2016, the Company received a non-bearing interest loan from Jay Kim, Chief Executive Officer of the Company. The loan payable is due on demand. As of December 31, 2021 and 2020, there was a balance outstanding of $0 and $487,499, respectively.

●	Loan Payable to Shareholder (May 2021 - $ 250,000 non-bearing interest loan) – In May 2021, the Company received a non-bearing interest loan from Dennis Egidi, a member of the Board of Directors of the Company. The loan payable is due on demand. On September 30, 2021 the loan holder elected to convert $250,000 in principal into 9,000,000 shares of common stock. As of December 31, 2021, the outstanding balance of the loan was $0.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into the following operating facility leases:

●	Brea - On September 1, 2018, the Company entered into an operating facility lease for its corporate office located in Brea, California with a term of 72 months and an option to extend. The lease started on September 2018 and expires on August 2024.

●	La Floresta - On July 25, 2016, the Company entered into an operating facility lease for its store located at La Floresta Shopping Village in Brea, California with a term of 60 months and an option to extend. The lease started on July 2016 and expires on July 2021.

●	La Crescenta - On May 2017, the Company entered into an operating facility lease for its store located in La Crescenta, California with 120 months term with option to extend. The lease started on May 2017 and expires in May 2027. The Company entered into non-cancellable lease agreement for a coffee shop approximately 1,607 square feet located in La Crescenta, California commencing in May 2017 and expiring in April 2027. The monthly lease payment under the lease agreement approximately $6,026.

●	Glendale – On October 27, 2020, The Company entered a 7-year operating facility lease for its store located at the Glendale Galleria in Glendale, California. The lease started on November 2020 and expires on October 2027.

●	Riverside - On February 4, 2021, the Company entered into an operating facility lease for its store located at Galleria at Tyler in Riverside, California with a term of 84 months and an option to extend. The lease started in April 2021 and expires in March 2028.

●	Laguna Woods - On February 12, 2021, the Company entered into an operating facility lease for its store located at Home Depot Center in Laguna Woods, California with a term of 60 months and an option to extend. The lease starts in June 2021 and expires in May 2026.

●	San Francisco - On December 22, 2020, the Company entered into an operating facility lease for its store located at Stonestown Galleria in San Francisco, California with a term of 84 months with an option to extend. The lease starts in June 2021 and expires in April 2028.

11. COMMITMENTS AND CONTINGENCIES (continued)

●	Corona Del Mar - On February 5, 2021, the Company repurchased its retail store in Corona Del Mar, California. As part of that repurchase, the Company assumed the original operating lease on the facility, with a term of 66 months and an option to extend. The lease expires in December 2022.

●	Santa Anita - On December 22, 2020, the Company entered into an operating facility lease for its store located at Arcadia, California with a term of 36 months and an option to extend. The lease started in February 2021 and expires in January 2024.

The Company adopted ASC 842 as of January 2018 (date of formation).  The Company has an operating lease for the Company’s corporate office and stores and accounts for these leases in accordance with ASC 842, which resulted in the recognition of ROU assets and operating lease liabilities of $2,466,873 and $2,591,121, respectively, as of December 31, 2021. Certain of the leases for the Company’s retail store facilities provide for variable payments for property taxes, insurance and common area maintenance payments related to rental payments based on future sales volumes at the leased location, which are not measurable at the inception of the lease, or rental payments that are adjusted periodically for inflation.

For the new leases and adjustments, the Company recorded an additional non-cash increase of $1,595,610 to ROU assets and $1,674,507 to operational lease liabilities for the year ended December 31, 2021 and $1,180,120 to ROU assets and $1,210,700 to operating lease liabilities recognized for the year ended December 31, 2020.

In accordance with ASC 842, the components of lease expense were as follows:

Year ended December 31,	2021	2020
Operating lease expense	$598,782	$297,381
Total lease expense	$598,782	$297,381

In accordance with ASC 842, other information related to leases was as follows:

Year ended December 31,	2021	2020
Operating cash flows from operating leases	$530,063	$292,174
Cash paid for amounts included in the measurement of lease liabilities	$530,063	$292,174
Weighted-average remaining lease term—operating leases		4.6 Years
Weighted-average discount rate—operating leases		8.7%

In accordance with ASC 842, maturities of operating lease liabilities as of December 31, 2021 were as follows:

Operating
For the years ended December 31,	Lease
2022	$770,240
2023	684,502
2024	597,437
2025	449,712
2026	378,181
Thereafter	242,016
Total undiscounted cash flows	$3,122,088

Reconciliation of lease liabilities:
Weighted-average remaining lease terms	4.6 Years
Weighted-average discount rate	8.7%
Present values	$2,590,121

Lease liabilities—current	578,419
Lease liabilities—long-term	2,011,702
Lease liabilities—total	$2,590,121

Difference between undiscounted and discounted cash flows	$531,967

Contingencies

The Company is subject to various legal proceedings from time to time as part of its business. As of December 31, 2021, the Company was not currently party to any legal proceedings or threatened legal proceedings, the adverse outcome of which, individually or in the aggregate, it believes would have a material adverse effect on its business, financial condition and results of operations.

12. SHAREHOLDERS’ EQUITY

Common Stock

The Company has authorization to issue and have outstanding at any one time 40,000,000 share of common stock with a par value of $0.0001 per share. The shareholders of common stock shall be entitled to one vote per share and dividends declared by the Company’s Board of Directors.

Preferred Stock

The Company has authorization to issue and have outstanding at any one time 1,000,000 share of preferred stock with a par value of $0.0001 per share, in one or more classes or series within a class as may be determined by our board of directors, who establish, from time to time, the number of shares to be included in each class or series, fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued is senior to other existing classes of common stock with respect to the payment of dividends or amounts upon liquidation or dissolution. As of March 31, 2022 and December 31, 2021, no shares of our preferred stock had been designated any rights and we had no shares of preferred stock issued and outstanding.

Subscription of Common Stock Receivables

The Company issued 1,569,767 shares of common stock to several individuals in March 2020 and in December 2020 for total proceeds of $1,350,000. The Company received payments in the subsequent period.  During the year ended December 31, 2021, the Company issued an additional 445,290 shares of common stock for proceeds of $2,226,326.

Issuance of Common Stock in Settlement of Antidilution Provisions

In May 2018, the Company had entered into a share exchange agreement whereby Capax, Inc., the predecessor entity of Reborn Coffee, Inc. (“Capax”) effectively merged with Reborn Global Holdings, Inc. to form the Company. In this share exchange agreement, the pre-merger shareholders of Capax were provided covenants that for a period of one year following the date upon which the Company is approved for quotation or trading on a public exchange, the percentage of ownership of the pre-merger shareholders of Capax would not be less than the 5% of the total number of shares of voting stock of the Company that they owned following the share exchange. In the event the ownership of the pre-merger shareholders of Capax fell below 5%, the Company was obligated to issue that number of shares to those pre-merger shareholders which would increase their ownership to five percent (5%) of the total outstanding voting shares of the Company.

The Company considered the guidance within ASU 217-11, “Simplifying Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity”, which in part amended and clarified provisions within ASC No. 815, “Derivatives and Hedging”, and ASC No. 480, “Distinguishing Liabilities from Equity”. The Company determined that the standard antidilution provisions within the Capax agreement did not require liability or derivative treatment. As such, additional shares issuable to the Capax shareholders would be recorded within equity as the result of any incremental issuances of equity that result in their cumulative ownership falling below 5%.

Through the date of this agreement, the Company issued 325,496 shares of common stock under these provisions, of which 0 and 241,300 shares were issued during the years ended December 31, 2021 and 2020, respectively.

On January 25, 2022, the Company modified this agreement with the pre-merger shareholders so that upon the consummation of an underwritten public offering, the antidilution protections would terminate, however the shareholders would still be entitled to the antidilution protection through the closing date of such underwritten public offering should the Company issue any additional shares prior to such closing date. The Company has not issued any additional shares subsequent to December 31, 2021.

Loan conversions

The Company issued 2,832,216 shares of common stock during 2020 and an additional 402,954 shares of common stock during 2021 in connection with conversion of loans from shareholders. There were no conversion features in the original loan agreements, the conversions were discretionary and were subject to the approval of the board of directors. The Company accounted for the conversion in accordance with ASC Topic 470-50, Debt – Modification and Extinguishment and as a result of the conversion, the Company recorded a loss on the extinguishment of debt of $982,383 for the year ended December 31, 2021. There was no loss on the extinguishment for the year ended December 31, 2020.

12. SHAREHOLDERS’ EQUITY (continued)

Stock Compensation

The Company issued a total of 110,000 shares of common stock to employees and consultants for compensation. These shares were valued at $5.00 per share for total stock-based compensation expense of $550,000. These shares were fully vested at issuance and as such the related stock-based compensation was recognized immediately.

Reconciliation and Recordation of Previously Issued Shares

The Company recorded the issuance of 31,875 shares during the year ended December 31, 2021 to correct for previous issuances which had not been properly recorded on the books and records of the Company. These shares had been issued to two separate stockholders in prior years as part of larger Company transactions, and then subsequently transferred to third parties in private transactions not involving the Company. Although the shares from those previous issuances were understated, the dollar values recorded for those Company transactions were accurately valued. Thus, the recording of such incremental issued shares had no impact on total shareholders’ equity for the year ended December 31, 2021.

Dividend policy

Dividends are paid at the discretion of the Board of Directors. The Company issued stock dividends amounting to 124,610 shares of common stock during the year ended December 31, 2020. There were no dividends declared for the year ended December 31, 2021.

13. EARNINGS PER SHARE

The Company calculates earnings per share in accordance with FASB ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Potentially dilutive common shares consist of stock options outstanding (using the treasury method).

The following table sets forth the computation of basic and diluted net income per common share:

Years Ending December 31,	2021 (As Restated)	2020 (As Restated)
Net Loss	$(3,440,401)	$(1,068,766)
Less deemed dividend related to shares issued to Capax shareholders under make-whole provisions (Note 12)	-	(206,147)
Net Loss Attributable to Common Shareholders	$(3,440,401)	$(1,274,913)
Weighted Average Shares of Common Stock Outstanding
Basic	10,899,791	6,889,510
Diluted	10,899,791	6,889,510

Years Ending December 31,	2021	2020
Earnings Per Share - Basic
Net Loss Per Share	(0.32)	(0.19)

Earnings Per Share - Diluted
Net Loss Per Share	(0.32)	(0.19)

14. SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after December 31, 2021 up through the date the consolidated financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the year ended December 31, 2021.

15. RESTATEMENT

As discussed in Note 12, the Company had entered into a share exchange agreement in May 2018, wherein pre-merger shareholders of Capax were provided covenants protecting their percentage of ownership of the Company. Subsequent to that agreement, incremental shares were earned by those shareholders as a result of other shares of stock issued by the Company for various reasons. Although issuable, this incremental stock for the pre-merger shareholders had not been issued, and as such the Company had not recorded the incremental stock. The Company has now determined that the incremental stock should have been reflected over time as the rights to the stock were created. These consolidated financial statements have been restated to reflect this incremental stock, including its effect on earnings per share calculations for each period presented.

Adjustments made to the calculation of basic and diluted loss per share are as follows:

	Year Ended December 31, 2021
	Net Loss	Weighted Average Shares of Common Stock Outstanding	Basic and diluted loss per share

As previously reported	$(3,440,401)	10,764,944	(0.32)
Adjustment - deemed dividend related to shares issued in 2020 to Capax shareholders under make-whole provisions (Note 12)	-	134,847	-
As restated	$(3,440,401)	10,899,791	$(0.32)

	Year Ended December 31, 2020
	Net Loss	Weighted Average Shares of Common Stock Outstanding	Basic and diluted loss per share

As previously reported	$(1,068,766)	7,454,148	(0.14)
Adjustment - deemed dividend related to shares issued to Capax shareholders under make-whole provisions (Note 12)	(206,147)	(564,638)	(0.05)
As restated	$(1,274,913)	6,889,510	$(0.19)

In June 2022, the Company approved (a) conversion of all Class B Common Stock into Class A Common Stock, (b) a 1 for 100 reverse split, and (c) amendment to Articles of Incorporation to eliminate Class B and to change “Class A” to simply “common stock”. All share and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental par value of the newly issued shares was recorded with the offset to additional paid-in capital.

Item 8. EXHIBITS

The following exhibits are included herein or incorporated herein by reference:

2.1	Certificate of Incorporation of Registrant (Delaware)	Filed herewith
2.2	Bylaws of Registrant (Delaware)	Filed herewith
6.1	Share Exchange Agreement, dated May 7, 2018, by and among Capax, Reborn and each of the RB shareholders.	Filed herewith
6.2	Amendment to Share Exchange Agreement, dated January 25, 2022, by and among Reborn Coffee Inc., Andrew Weeraratne and each of the former shareholders of Reborn Global Holdings, Inc., a California corporation.	Filed herewith
6.3	Shopping Center Lease by and between Reborn Global Holdings, Inc. and La Floresta Regency, LLC, effective July 25, 2016.	Filed herewith
6.4	Standard Industrial/ Commercial Multi-Tenant Lease, as amended, by and between Reborn Global Holdings, Inc. and Foothill Crescenta, LLC, effective December 6, 2016.	Filed herewith
6.5	Shopping Center Lease by and between Reborn Global Holdings, Inc. and Sibling Associates, LLC, effective July 12, 2017.	Filed herewith
6.6	Standard Lease by and between Reborn Global Holdings, Inc. and El Toro, LP, effective February 12, 2021.	Filed herewith
6.7	Form of Subscription Agreement (Regulation A+ Offering).	Filed herewith
6.8	Consulting Agreement by and between the Company and Kevin Hartley, effective September 15, 2021.	Filed herewith
6.9	Offer of Employment by and between the Company and Stephan Kim, dated July 27, 2022.	Filed herewith
21.1	Subsidiaries of Registrant	Filed herewith

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brea, State of California on August 1, 2022.

REBORN COFFEE, INC.

By	/s/ Jay Kim
	Title:	Chief Executive Officer, Principal Executive Officer

	Dated:	August 1, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jay Kim	Chief Executive Officer and Director (Principal Executive Officer)	August 1, 2022
Jay Kim

/s/ Stephan Kim	Chief Financial Officer (Principal Financial and Accounting Officer)	August 1, 2022
Stephan Kim

/s/ Farooq M. Arjomand	Chairman of the Board of Directors	August 1, 2022
Farooq M. Arjomand

/s/ Dennis R. Egidi	Vice Chairman of the Board of Directors	August 1, 2022
Dennis R. Egidi

/s/ Sehan Kim	Director	August 1, 2022
Sehan Kim

/s/ Hannah Goh	Director	August 1, 2022
Hannah Goh